MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended December 31, 2017 and 2016
Dated February 22, 2018

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. (“Tahoe”) and its subsidiaries (together referred to as the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations as at and for the years ended December 31, 2017 and 2016. The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2017 and 2016 (“consolidated financial statements”), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The information provided herein supplements, but does not form part of, the consolidated financial statements and includes financial and operational information from the Company’s wholly owned subsidiaries. This MD&A contains forward looking information that is subject to risk factors set out in the cautionary note herein. This discussion also covers the three months Ended December 31, 2017 and 2016 (“Q4 2017” and “Q4 2016”, respectively), the twelve months ended December 31, 2017 and 2016 (“2017” and “2016”) and the subsequent period up to the date of this MD&A. Dollar amounts are stated in millions of United States dollars (“USD”), the Company’s functional currency, except where otherwise noted. Tabular amounts are presented in thousands of USD, except where otherwise noted. Information for this MD&A is prepared as at February 22, 2018.

BUSINESS OVERVIEW

Tahoe is a Canadian public company involved in mine operations and mineral exploration and development. Tahoe’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “THO” and on the New York Stock Exchange (“NYSE”) under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresources.com.

Tahoe was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. The Company’s principal business activities are the exploration, development, operation and acquisition of mineral properties for the mining of precious metals in the Americas. Currently, the Company’s business involves profitably operating the La Arena and Shahuindo mines, gold mining operations located in northwestern Peru, and the Bell Creek mine and mill and the Timmins West mine (together, the “Timmins mines”), gold mining operations located in northeastern Ontario, Canada. Additional business objectives include the expansion of gold production at the Shahuindo and Bell Creek mines, project development and ongoing exploration programs in Peru and Canada. The Escobal mine, a silver mining operation located in southeastern Guatemala, had profitable operations for the year although operations are currently suspended. (See 2017 Highlights section of this MD&A)

All of the Company’s operations are within the mining sector. The Company produces silver, gold, lead and zinc from mines located in Guatemala, Peru and Canada. Due to the geographic and political diversity of the countries in which the Company operates, each operating segment is responsible for achieving specified business results within a framework of corporate policies and international standards. Regional management in each country provides support to the operating segments, including but not limited to financial, human resources, and exploration assistance. Each operating segment has a budgeting process which it uses to measure the results of operation and exploration activities. The Company’s executive management reviews these results to make decisions about resources to be allocated to each segment and assess the performance of each. The corporate office in Reno, Nevada provides support to the operations and exploration activities with respect to financial, legal, technical and human resources. Operating the mines profitably will require that the Company consistently meet production targets and effectively manage costs. In Guatemala profitable mine operation also requires renewal of the export credential, favorable resolution of the appeals to the Guatemalan Constitutional Court contesting the reinstatement of the Escobal mining license to enable mining operations to resume and an end to the road blockage at Casillas to enable full access in and out of the Escobal mine. (See 2017 Highlights.)

Financial and operational information provided in this MD&A excludes the results of the Timmins mines prior to April 1, 2016, the date of acquisition of Lake Shore Gold Corp. (“Lake Shore Gold”) and the results of the Shahuindo mine prior to May 1, 2016, the date of commercial production.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

2017 HIGHLIGHTS

2017 ANNUAL CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

•	Record gold production of 445.9 thousand ounces. Silver production of 9.9 million ounces.

•	Record gold sales of 435.2 thousand ounces. Silver sales of 10.1 million ounces.

•	Met or exceeded all gold production and cost guidance for the year.

•	Revenue of $733.6 million.

•	Total cash costs net of by-product credits of $641 per ounce gold and $6.15 per ounce silver.

•	All-in sustaining costs net of by-product credits were $973 per ounce gold and $8.91 per ounce silver.

•	Net cash flow provided by operating activities of $234.3 million.

•	Cash flow provided by operating activities before changes in working capital(1) of $287.0 million.

•	Earnings of $81.8 million or $0.26 per share (basic and diluted).

•	Adjusted earnings(1) of $84.0 million or $0.27 per share(1) (basic and diluted).

•	Cash balance of $125.7 million as at December 31, 2017.

•
Released an updated NI 43-101 technical report for the Timmins West Mine on September 21, 2017. Proven and Probable Mineral Reserves at the Timmins West Mine increased from 233,000 to 738,000 ounces of gold.

•	Increased gold reserves by 400,000 ounces and gold resources by 3.4 million ounces with resource update published February 15, 2018.

•
Commissioning of the Shahuindo 12,000 tonnes per day (tpd) crushing and agglomeration circuit was substantially completed in early February 2018 and the production ramp up commenced. Construction of the 24,000 tpd circuit has begun with commissioning of the full 36,000 tpd plant scheduled for mid-year 2018.

Q4 2017 CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

•	Gold production of 105.8 thousand ounces.

•	Gold sales of 92.9 thousand ounces.

•	Net cash flow provided by operating activities of $18.1 million.

•	Cash flow provided by operating activities before changes in working capital of $24.0 million.(1)

•	Loss of $18.0 million or $0.06 per share (basic and diluted).

•	Adjusted loss(1) of $17.7 million or $0.06 per share(1) (basic and diluted).

ADDITIONAL CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

	Q4 2017	2017
Revenues	$117,734	$733,557
Mine operating earnings (loss)(3)	$(5,263)	$191,970
Cash and cash equivalents	$125,665	$125,665
Cost of sales per ounce sold
Silver	—	$9.81
Gold(3)	$1,191	$953
Costs per silver ounce produced(1)(2)
Total cash costs net of by-product credits	$—	$6.15
All-in sustaining costs net of by-product credits	$—	$8.91
Costs per gold ounce produced(1)
Total cash costs net of by-product credits	$648	$641
All-in sustaining costs net of by-product credits	$1,033	$973

(1)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.

(2)	Costs per ounce silver produced are through June 30, 2017 as cessation of mining activities occurred in July at the Escobal mine.

(3)	Includes adjusted depreciation for Peru mines. See selected segmented operational results section of this MD&A.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

ESCOBAL LICENSE SUSPENSION
On May 24, 2017, an anti-mining organization ("Plaintiff") filed a claim in the Supreme Court of Guatemala against the Guatemalan Ministry of Energy and Mines ("MEM") alleging that MEM violated the Xinka indigenous communities’ right of consultation in advance of granting the Escobal mining license to Tahoe’s Guatemalan subsidiary, Minera San Rafael ("MSR").
On July 5, 2017, the Company was notified that the Supreme Court of Guatemala issued a provisional decision in respect of the action against MEM that suspended the Escobal mining license of MSR until the underlying civil claim was fully heard on the merits.
On July 14, 2017, the Company filed a legal action against the Guatemalan Supreme Court challenging jurisdiction and the irregular process that the Supreme Court followed in rendering its decision, both of which the court denied.
The Company filed a procedural challenge with the Constitutional Court, the highest court in Guatemala, regarding the integration of the Supreme Court and also asked for the Supreme Court to reconsider its provisional ruling. On July 28, 2017, the Supreme Court denied the Company’s motion for reconsideration and on August 29, 2017 the Constitutional Court issued a resolution denying the Company's appeal regarding the provisional ruling.
On September 10, 2017, the Supreme Court issued a definitive decision on the merits of Plaintiff’s claim and reinstated Escobal’s mining license. The ruling also ordered MEM to consult with the Xinka indigenous communities within certain municipalities in the region of the Escobal mine within 12 months, namely Casillas, Nueva Santa Rosa, Mataquescuintla and San Rafael Las Flores. In addition, the ruling allowed Escobal to restart operations immediately and to continue to operate during consultation. In response to a motion for clarification filed by MSR on August 26, 2017, the Supreme Court declined to review the Company’s request to order MEM to issue the annual renewal of Escobal’s export credential, which expired on August 8, 2017 due to the pending appeal with the Constitutional Court of the Supreme Court’s decision on September 10, 2017. Although Tahoe believes that MEM complied with ILO Convention 169 before it issued the Escobal license, it will fully support MEM in any of its future indigenous engagement to the extent it is permitted.
Plaintiff and other interested parties appealed the Supreme Court’s decision reinstating the Escobal license to the Constitutional Court which heard the matter on October 25, 2017. The parties are awaiting a final ruling from the Constitutional Court on the definitive decision of the Supreme Court reinstating the license.

For additional details, refer to the press releases dated September 26, 2017, September 10, 2017, August 24, 2017 and July 5, 2017 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

ESCOBAL EXPORT CREDENTIAL
In June 2017, the Company filed its annual request to renew the export credential with MEM.  However, MEM did not renew the credential because its renewal had become contingent on the Supreme Court's reinstatement of the Escobal mining license.  The credential therefore expired in August 2017.  After the Supreme Court reinstated the mining license in September 2017, MEM publicly stated to local press that the export credential could be legally renewed.  However, contrary to such public declaration, in December MEM indicated in a written communication to MSR that it will not renew the credential given the pending ruling from the Constitutional Court.  The Company expects that MEM will renew the export credential in the event of a positive ruling of the Constitutional Court on the appeal reinstating the license.

GUATEMALA ROAD BLOCK
Since June 7, 2017, a group of protesters near the town of Casillas has blocked the primary highway that connects Guatemala City to San Rafael Las Flores and the Escobal mine. Operations were reduced between June 8 and June 19, 2017 to conserve fuel, and on July 5th were ultimately ceased following the Supreme Court’s provisional decision to suspend the Escobal mining license while the case against MEM was heard on the merits.
While some of the protestors are residents of Casillas, which is 16 kilometers from the mine, many more are from outside the municipality. The Company has reason to believe that the blockade is politically motivated

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

and is being substantially funded by anti-mining groups. Following the September 10, 2017 court ruling that reinstated the Escobal mining license, some protestors became increasingly violent, blocking the passage of company vehicles and attacking the truck drivers and trucks. On a separate occasion, a helicopter attempting to deliver fuel to the mine was shot at from the ground. We do not believe these actions are representative of the majority of the community members in Casillas.
MSR representatives have continued to engage with community leaders, indigenous groups, government agencies, and international mediation experts to positive effect. The company's dialogue process is aimed at peaceably resolving the roadblock and has made significant headway in recent weeks.

For additional details, refer to the press releases dated September 10, 2017 and September 26, 2017 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

ESCOBAL WORKFORCE REDUCTION
Tahoe has been committed to maintaining Escobal’s full workforce since the July 5, 2017 mining license suspension.  The Guatemalan Constitutional Court heard the appeals of the Supreme Court’s decision to reinstate the Escobal mining license on October 25, 2017. As required by applicable Guatemalan court rules and procedures, the Constitutional Court should have issued a decision within five days of the hearing. Accordingly, the Company had anticipated a decision before the end of 2017, but as of February 22, 2018, no such decision has been issued and the Company cannot predict when the court will rule.

Given the delay of the court ruling and the inability of the Company to resume mining operations, the Company terminated 250 MSR employees on January 15, 2018. Prior to the license suspension, MSR employed 1,030 people, 97% of whom are Guatemalan and 50% of whom are from the Santa Rosa region. If a ruling is not issued shortly, further workforce reductions may be necessary.  In the event the road block clears and the Constitutional Court upholds the lower court decision to reinstate the mining license, MSR expects to restore its workforce and resume production.

Guatemala mining operations and concentrate sales could resume within approximately one month upon favorable resolution of the appeals to the Guatemalan Constitutional Court regarding the Escobal mining license, during which time the renewal of the export license, resolution of the roadblock at Casillas and re-engagement of the workforce would need to occur.

For additional details, refer to the press releases dated January 15, 2018 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

RECENT DEVELOPMENTS

CLASS ACTION LAWSUITS
On July 7, 2017, the Company learned that three purported class action lawsuits were filed against Tahoe, and certain of its current and former officers and directors under Section 10(b) and Section 20(a) of the US Securities Exchange Act of 1934, as amended (the "US Exchange Act"), and Rule 10b-5, thereunder.  The lawsuits were filed in three different federal courts and all generally allege that the Company made untrue statements of material facts or omitted to state material facts or engaged in acts that operated as a fraud upon the purchasers of the Company's stock. The lawsuits were filed following the issuance of the provisional decision by the Guatemalan Supreme Court described above. The suits allege compensatory damages, interest, fees and costs. The Company expects the cases to be transferred to one court so that they can be consolidated and a lead plaintiff can be appointed to represent the purported class members. The Company disputes the allegations raised and will vigorously defend the lawsuits, the outcome of which is not determinable at this time.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

GARCIA ET AL. V. TAHOE
On June 18, 2014, seven plaintiffs filed an action against the Company in the Supreme Court of British Columbia alleging battery and negligence regarding a security incident that occurred at the Escobal Mine on April 27, 2013. The plaintiffs seek compensatory and punitive damages.
Tahoe challenged the claim in June 2014 based on jurisdictional issues, and the Court issued a judgment in Tahoe’s favor in November 2015 ruling the case should be heard in Guatemala. The plaintiffs appealed the decision to the Court of Appeal for British Columbia, which reversed the decision in January 2017, allowing the legal claims filed by the Guatemalan plaintiffs to be heard in British Columbia. Tahoe filed an application for leave to appeal the issue to the Supreme Court of Canada, which was dismissed on June 8, 2017. In April 2017, three of the seven plaintiffs settled with the Company. The case of the four remaining plaintiffs will now be heard in the Supreme Court of British Columbia.

AGREEMENT WITH LENDERS TO REVISE CREDIT FACILITY
On February 20, 2018, the Company announced the closing of its revised revolving credit facility (the "Second Amended and Restated Credit Facility") with its bank syndicate providing the Company with full access to a $175 million revolving credit facility, which includes a $25 million accordion feature, for total access of $200 million in capital. The revised facility matures on July 19, 2021. This facility is structured on the strength of Tahoe’s gold business alone, and access to the facility does not rely on the operation of the Escobal mine.

The Bank of Nova Scotia and HSBC Securities (USA) inc. are the co-leads for the facility, with The Bank of Nova Scotia acting as the administrative agent. The facility bears interest on a sliding scale of LIBOR plus between 2.25%  to 3.25% or a base rate plus 1.25% to 2.25%, which is determined based upon the Company's consolidated net leverage ratio. Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.5063% and 0.7313%. The Second Amended and Restated Credit Facility superseded the $150 million revolving credit facility that the Company initially entered on August 10, 2015, and amended on July 18, 2017, with a syndicate of lenders.

On February 20, 2018 the credit agreement with an international bank in the aggregate amount of $35 million was repaid using cash from operations as a condition of closing the Second Amended and Restated Credit Facility.

MINERAL RESERVE AND MINERAL RESOURCE UPDATE
On February 15, the Company released Mineral Resources and Mineral Reserves effective January 1, 2018 including updated Mineral Resources for the La Arena II project and increased Mineral Resources and Mineral Reserves at Shahuindo that resulted from exploration successes at the La Chilca, San Jose, San Lorenzo and El Sauce areas proximal to the current Shahuindo pit.

Gold Ounces (k)
Measured & Indicated Mineral Resources as of January 1, 2017	10,562
Measured & Indicated Mineral Resources as of January 1, 2018	14,005
Increase	3,443
Percent Increase	33%
As of January 1, 2018 the Company’s Measured and Indicated Mineral Resources totaled 14 million ounces of gold, 403 million ounces of silver, 5.8 billion pounds of copper, 256 thousand tonnes of lead and 427 thousand tonnes of zinc, as summarized below:

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

CONSOLIDATED MINERAL RESOURCES AS OF JANUARY 1, 2018
Resource Classification	Gold (koz)	Silver (koz)	Copper (mlbs)	Lead (ktonnes)	Zinc (ktonnes)
Measured	3,101	74,911	1,279	33	58
Indicated	10,904	327,642	4,511	224	369
Measured + Indicated	14,005	402,552	5,790	256	427
Inferred	8,816	57,726	349	4	8
Totals may not sum due to rounding
On a consolidated basis, the Company added 399 thousand gold ounces of Proven and Probable Mineral Reserves at its operating properties net of 2017 mine production.

Gold Ounces (k)
Proven & Probable Mineral Reserves as of January 1, 2017[1]	3,322
Less Mineral Reserves Mined during 2017	(489)
Plus Mineral Reserve Additions in 2017	888
Proven & Probable Mineral Reserves as of January 1, 2018	3,721
Net Increase	399
1 excludes 2017 La Arena Mineral Reserves no longer carried by the Company
As of January 1, 2018 the Company’s Proven and Probable Mineral Reserves totaled 3.7 million ounces of gold, 288 million ounces of silver, 196 thousand tonnes of lead and 320 thousand tonnes of zinc as summarized below:

MINERAL RESERVES AS OF JANUARY 1, 2018
Operation	Resource Classification	Gold (koz)	Silver (koz)	Lead (ktonnes)	Zinc (ktonnes)
Escobal Mine	Proven	34	39,532	26	44
	Probable	244	224,961	170	276
	Proven + Probable	278	264,493	196	320
La Arena Mine	Proven	3	—	—	—
	Probable	565	—	—	—
	Proven + Probable	568	—	—	—
Shahuindo Mine	Proven	1,203	14,756	—	—
	Probable	704	8,384	—	—
	Proven + Probable	1,907	23,140	—	—
Timmins West Mine	Proven	47	—	—	—
	Probable	606	—	—	—
	Proven + Probable	654	—	—	—
Bell Creek Mine	Proven	68	—	—	—
	Probable	246	—	—	—
	Proven + Probable	315	—	—	—
Total	Proven	1,356	54,288	26	44
	Probable	2,366	233,345	170	276
	Proven + Probable	3,721	287,633	196	320

1.	Totals may not sum due to rounding

2.	Mineral Reserves are included in Mineral Resources

Details of Mineral Resource and Mineral Reserve estimates for each operating mine and for each exploration/development project are included in the Technical Information section of this MD&A.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

LA ARENA II PRELIMINARY ECONOMIC ASSESSMENT
The Company released a new NI 43-101 technical report for the La Arena property, Technical Report on the La Arena Property, Peru published February 20, 2018 which includes an update of the existing La Arena Mine oxide gold heap leach operation and a Preliminary Economic Assessment (“PEA”) of the La Arena II copper-gold porphyry project. The technical report is available on the Company’s website at www.tahoeresources.com and on SEDAR at www.sedar.com and EDGAR (www.sec.gov).
Highlights of the La Arena II PEA include:

•
Measured and Indicated Mineral Resources of 742 million tonnes containing 5.8 billion pounds of copper and 5.6 million ounces of gold at average grades of 0.35% copper and 0.24 g/t gold. Inferred Mineral Resources totaled 92 million tonnes containing 349 million pounds of copper and 683 thousand ounces of gold at average grades of 0.17% copper and 0.23 g/t gold.

•
Mineral Resources contained within the designed pit total 686 million tonnes containing 5.2 billion pounds of copper and 5.4 million ounces of gold at average grades of 0.38% copper and 0.25 g/t gold, of which 92% are Measured or Indicated Mineral Resources.

•
Average annual metal recovered to concentrate or doré of 207 million pounds of copper and 150 thousand ounces of gold over a 21 year mine life, with an additional 115 million pounds of copper and 226 thousand ounces of gold produced during the pre-production and commissioning period. Total metal recovered to concentrate over the LOM is estimated to be 4.5 billion pounds of copper and 2.8 million ounces of gold, with an additional 575 thousand ounces of gold recovered in doré.

•	Open pit mining rate of 80,000 tonnes per day, with flotation processing to create a high-quality copper+gold concentrate, with run-of-mine heap leaching of the oxide gold cap.

•	Capital costs are estimated at $1.36 billion for project capital and $1.09 billion for sustaining capital over the life-of-mine.

•	Average annual after-tax cash flow of $273 million.

•	Average co-product cost of $600 per ounce gold and $1.55 per pound copper. Average annual cash operating costs are $395 million. Total operating cost is $12.87 per tonne processed.

•
After tax net present value at a 8% discount rate of US$824 million and an internal rate of return of 14.7% with a payback period of 4.6 years at the long-term base case metal prices $3.30 per pound copper and $1,300 per ounce gold.

Mineral Resources as of January 1, 2018 for the La Arena II project are summarized below:

LA ARENA II MINERAL RESOURCES
Material Type	Classification	Tonnes (M)	Gold (g/t)	Copper (%)	Gold (koz)	Copper (Mlbs)
Oxide	Measured	5.9	0.27	—	51	—
	Indicated	43.2	0.28	—	388	—
	Measured + Indicated	49.1	0.28	—	440	—
	Inferred	41.3	0.26	—	349	—
Sulfide	Measured	149.7	0.25	0.39	1,214	1,279
	Indicated	543.5	0.23	0.38	3,984	4,511
	Measured + Indicated	693.2	0.23	0.38	5,197	5,790
	Inferred	50.4	0..21	0.31	344	349
All Material	Measured	155.7	0.25	0.37	1,265	1,279
	Indicated	586.7	0.23	0.35	4,372	4,511
	Measured + Indicated	742.4	0.24	0.35	5,637	5,790
	Inferred	91.6	0.23	0.17	683	349

(1)	Sulfide Mineral Resources include sulfide, transitional oxide-sulfide and supergene resources

(2)	Totals may not sum due to rounding

Mineral Resources as reported are contained within a pit shell using $4.00 per pound copper and $1,500 per ounce gold. There are no Mineral Reserves reported for the La Arena II project.

NI 43-101 required disclosure: Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The La Arena II PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. The PEA supersedes the 2015 prefeasibility study issued by Rio Alto.

Tahoe expects to continue its evaluation of the La Arena II project with the intent of advancing the project to the prefeasibility or feasibility stage at the appropriate time. The timeline and estimated capital required to progress the project to the next stage are under review. The project will be evaluated in the context of existing operations and pipeline opportunities. Tahoe will assess all financial and strategic options available in order to progress the project responsibly and to maximize value for shareholders.

The Company has included total cash costs on a co-product basis which is a non-GAAP financial measure, is not defined under IFRS and should not be considered in isolation. The La Arena II project is expected to produce both gold and copper, neither of which comprise more than 80% of the revenues of the project. The Company believes total cash cost on a co-product basis may provide investors and analysts with useful information about the project and provide a meaningful comparison to other mining companies. Accordingly, this measure is intended to provide additional information and should not be substituted for GAAP measures. This non-GAAP financial measure may be calculated differently by other companies depending on the underlying accounting principles and policies applied.
Total cash costs are presented on a co-product basis to remove the impact of by-product credits. Costs directly attributable to each metal (i.e. refining costs and heap leaching) are assigned to the metal. All other costs have been allocated based on the percentage of total revenue and are calculated based on post commercial production costs and revenues as follows:

$ millions	Gold	Copper	Total
Revenue	$3,869	$13,854	$17,723
% of Revenue	22%	78%	100%
Mining & Stockpile	$554	$1,983	$2,537
Concentrator	$734	$2,628	$3,362
General Administration	$128	$458	$586
Transportation	$140	$500	$639
Treatment Charges	$159	$570	$729
Gold Heap Leach	$54	-	$54
Gold Refining	$18	-	$18
Copper Refining	-	$378	$378
Total Cost	$1,787	$6,517	$8,303

Gold production (oz)	2,976,173	-	2,976,173
Copper Production (lb)	-	4,198,205,654	4,198,206

Co-product cost per ounce / pound	$600	$1.55

UNITED NATIONS GLOBAL COMPACT AND 2018 CSR INITIATIVES
On February 5, 2018, Tahoe announced that it has joined the United Nations Global Compact (UNGC), the world’s largest corporate sustainability initiative. As an official participant of the UNGC, Tahoe joins other international businesses, including a number of industry-leading mining companies, in committing to align its strategies and operations with the ten principles of the UNGC on human rights, labor, environment and anti-corruption, and take actions that advance these societal goals. As part of its commitment, Tahoe will make the UN Global Compact and its principles part of the strategy, policy, culture and day-to-day operations of the company, and continue to engage collaboratively on programming that advances the UN Sustainable Development Goals.  Tahoe will also participate in the Global Compact’s Canada Local Network to work with other companies, with the aim to scale the impact of sustainability efforts on a global level.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

FUTURE DEVELOPMENTS

2018 OPERATIONS OUTLOOK

The Company provided guidance regarding expected 2018, 2019 and 2020 production and unit costs in the press release dated February 22, 2018 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

2018 guidance

The Company’s guidance for gold production in 2018 is 400 to 475 thousand ounces. Total cash costs net of by-product credits and all-in sustaining costs per ounce of gold produced in 2018 are estimated to be $725 to $775 per ounce and $1,000 to $1,100 per ounce, respectively.

The Company is not providing guidance for silver production or costs until operations at the Escobal mine resume.

2018 consolidated gold guidance ranges are as follows:

	Gold
Production koz	400	to	475
Total cash costs per ounce net of by-product credits(1)	$725	to	$775
All-in sustaining costs per ounce net of by-product credits(1)	$1,000	to	$1,100
Sustaining Capital $millions	$90	to	$115
Project Capital $millions	$125	to	$150
Exploration $ millions	$15	to	$25
Total Corporate G&A(2) $millions	$45	to	$55

(1)	See “Cautionary Statement on Forward-Looking Information” and “Non-GAAP Financial Measures” in this MD&A.

(2)	Corporate G&A is allocated based on a percentage of revenue of approximately 60% to gold and 40% to silver.

2018 gold guidance by mine

	Production (gold - koz)		Cash Costs ($/oz)		All-in Sustaining Costs ($/oz)		Project Capital ($ millions)		Sustaining Capital ($ millions)		Exploration ($ millions)
	Low	High	Low	High	Low	High	Low	High	Low	High	Low	High
La Arena	160	185	650	700	950	1,050	—	—	35	40	1	2
Shahuindo	80	110	750	800	1,050	1,100	80	100	15	20	8	10
Timmins Mines	160	175	800	850	1,050	1,150	45	50	40	55	6	12

Gold total	400	475	725	775	1,000	1,100	125	150	90	115	15	25

(1)	See “Cautionary Statement on Forward-Looking Information” and “Non-GAAP Financial Measures” in this MD&A.

(2)	All per ounce costs are based on gold ounces recovered (gold).

(3)	The top end of the gold production range includes approximatively 5 thousand ounces from Escobal.

(4)	Numbers may not calculate due to rounding.

2018 is a transition year for the Company. The guidance for gold production considers the higher risk of the growth profile related to the timing of the commissioning of the Bell Creek shaft project mid-year and the ramp up of the Shahuindo expansion to 36,000 tonnes per day by the end of 2018. The Company anticipates seeing higher total cash costs in 2018 than we saw in 2017 at a range of $725 to $775 per ounce. This increase is being driven by the lower grade in the 144 Gap deposit, along with more ounces coming from Shahuindo, both of which have higher cost profiles than La Arena. As expected, the lower cost La Arena will make up a smaller proportion of total production in 2018 than in previous years which will also impact costs. Tahoe is continuously focused on finding ways to increase the profitability of all its mines and lower costs, however this focus is a priority in 2018 at the Timmins operations given the lower grade profile. 2018 gold production guidance is also impacted by the initial Mineral Reserve estimate for 144 Gap released on September 21, 2017 which increased the Proven and Probable Mineral Reserves at the Timmins West Mine from 233,000 to 738,000 ounces of gold, but the average grade was lower than anticipated.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Capital expenditures in 2018 reflect peak investment levels for expansion at the Shahuindo mine (including the 36,000 tpd crushing and agglomeration plant) and the Bell Creek shaft project. Approximately $60 million in project capital was deferred from 2017 and is now expected to be spent in 2018. Higher unit costs per ounce of gold produced are expected in 2018 when compared to 2017 as a result of lower expected production levels at La Arena, the increased proportion of production from Shahuindo, as well as a stronger forecasted Canadian dollar impacting the Timmins operations. The production forecasts at Shahuindo and Timmins are expected to feature higher production in the second half of 2018, with the commissioning of the second phase crushing and agglomeration circuit at Shahuindo and completion of the Bell Creek shaft project expected mid-year 2018. The operational ramp up to 36,000 tpd and the completion of the Shahuindo expansion is expected by the end of 2018.

Capital requirements to achieve the Company’s growth objectives are expected to peak in 2018. Growth capital expenditures for the year are estimated at $125 to $150 million, with Shahuindo accounting for approximately 65% of the total, and the remainder in Canada. Growth expenditures at the Shahuindo expansion are associated with the completion of the crushing and agglomeration plant, process plant expansion, leach pad 2B (assumed to be sustaining capital in previously issued guidance), waste dumps and the power substation. Growth expenditures in Canada relate primarily to the Bell Creek shaft project and tailings pond expansion.

Sustaining capital expenditures in 2018 are targeted at $90 to $115 million for the gold operations. Canada will account for approximately 45% of total gold sustaining capital expenditures in 2018, while La Arena is approximately 30% and Shahuindo the remaining 25%. A significant proportion of these expenditures relate to the underground drilling and development in Canada, as well as leach pad and waste dump construction at La Arena.

Exploration expenses (excluding capitalized drilling in the mines) are anticipated to be between $15 and $25 million in 2018, including drilling programs designed to expand Mineral Resources at existing operations and to advance longer-term projects in Canada and Peru.

The reconciliation which formed the basis for the ranges in the 2018 total cash cost and all-in sustaining cost guidance is as follows($ in thousands):

Total cash costs	La Arena	Shahuindo	Timmins Mines	Gold
Production costs	$115,000	$70,000	$140,000	$325,000
Treatment and refining charges	—	—	—	—
Total cash costs before by-product credits	$115,000	$70,000	$140,000	$325,000
By-product credits	—	—	—	—
Total cash costs net of by-product credits	$115,000	$70,000	$140,000	$325,000

Gold ounces produced in doré (000’s)	170	90	175	435
Total cash costs per ounce before by-product credits	$676	$778	$800	$747
Total cash costs per ounce net of by-product credits	$676	$778	$800	$747

All-in sustaining costs	La Arena	Shahuindo	Timmins	Gold
Total cash costs net of by-product credits	$115,000	$70,000	$140,000	$325,000
Sustaining capital	35,000	15,000	45,000	95,000
Exploration	—	—	4,500	4,500
Reclamation cost accretion	1,000	1,000	1,000	3,000
General and administrative expenses	12,000	9,000	9,000	30,000
All-in sustaining costs	$163,000	$95,000	$199,500	$457,500

Gold ounces produced in doré (000’s)	170	90	175	435
All-in sustaining costs per ounce produced net of by-product credits	$959	$1,056	$1,140	$1,052

2018 gold guidance was calculated based on certain commodity and currency assumptions. The table below includes a sensitivity of the impact of a change in these assumptions on total cash costs and all-in sustaining costs:

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	2018 Guidance	Change (+/-)	Impact (+/-)
Commodity assumptions
Silver ($/oz)	$17.50	$1.00/oz	nil
Diesel (US$/gal)	$2.40	10%	$6/oz gold
Currency assumptions
CAD/USD	$1.20	1%	$9/oz gold
Peruvian sol/USD	3.3	1%	$2/oz gold

LONG-TERM OUTLOOK

With the Company on track to complete both the commissioning of the crushing and agglomeration circuit at Shahuindo and the Bell Creek shaft project in mid-2018, as well as the expansion and ramp-up to 36,000 tpd at Shahuindo by the end of 2018, annual gold production is expected to increase to over one half million ounces in 2019. At that time, total cash costs net of by-product credits and all-in sustaining costs per ounce of gold produced, net of by-product credits are projected to improve, to ranges of $650 to $700 and $950 to $1,050, respectively.

Based on existing legal precedent, the Company continues to expect the Guatemalan Constitutional Court to uphold the reinstatement of the mining license and the roadblock to be resolved at which time Escobal mine could return to production. Nevertheless, it is difficult to predict outcomes of the roadblock discussions and the timing, findings and conditions of the Constitutional Court’s decision. The Company anticipates that once the Escobal mine is returned to normalized operations (i.e., conditions experienced prior to the license suspension) that annual silver production would ramp up over a period of 3 to 6 months to those levels achieved from 2014 through 2016. The Company’s goal is to reach and sustain 18-21 million ounces of silver production and 500 -550 thousand ounces of gold production annually. Meeting this goal for gold production depends on exploration success in delivering additional resources and reserves to replace those mined.

Sustaining capital expenditures for the gold segment are expected to stay in the range of $100 to $125 million. Once production is restored to normal levels at the Escobal mine, the Company anticipates annual sustaining capital expenditures for the silver segment targeted at $30 to $40 million.

Although Tahoe expects to continue its evaluation of the La Arena II project with the intent of advancing the project to the prefeasibility or feasibility stage at the appropriate time, the timeline and estimated capital required to progress the project to the next stage are under review. As such, no additional spending has been considered in the multi-year guidance below.

Therefore, until such time as the Company decides to commence the development of any significant new projects or studies, growth capital expenditures in 2019 are expected at between $50 and $70 million with the remainder of less than $10 million in 2020. Exploration expenditures are likely to remain between $15 and $25 million over the next two years as the Company works to advance exploration targets. With exploration programs being largely success driven, future expenditure targets are expected to be developed following completion of 2018 drilling programs.

Multi-year gold guidance

	2018	2019	2020
Gold ounces produced (000’s)	400-475	500-550	500-550

Total cash costs per ounce gold produced net of by-product credits	$725-775	$650-700	$650-750
All-in sustaining costs per ounce gold produced net of by-product credits	$1,000-1,100	$950-1,050	$900-1,000

Total corporate G&A ($millions)	$45-55	$45-55	$45-55
Exploration ($millions)	$15-25	$15-25	$15-25
Sustaining capital - gold ($millions)	$90-115	$100-125	$80-100
Project capital ($millions)	$125-150	$50-70	$0-10

(1)	See “Cautionary Statement on Forward-Looking Information” and “Non-GAAP Financial Measures” in this MD&A.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(2)
Commodity and currency price assumptions used in the calculation of 2019 and 2020 guidance are the same as those used in the calculation of 2018 guidance. Refer to the “2018 Guidance by mine” section of this MD&A.

(3)	The top end of the gold production range includes approximatively 5 thousand ounces from Escobal in 2018.

(4)	All per ounce costs are based on gold ounces recovered.

(5)	Guidance does not include inflation adjustments.

The reconciliation which formed the basis for the ranges in the multi-year total cash cost and all-in sustaining cost guidance for gold is as follows:

Total cash costs (gold)	2018	2019	2020
Production costs	$325,000	$354,500	$354,500
Treatment and refining charges	—	—	—
Total cash costs before by-product credits	$325,000	$354,500	$354,500
By-product credits(1)	—	—	—
Total cash costs net of by-product credits	$325,000	$354,500	$354,500

Gold ounces produced in doré (000’s)	435	525	525
Total cash costs per ounce before by-product credits	$747	$675	$675
Total cash costs per ounce net of by-product credits	$747	$675	$675

All-in sustaining costs (gold)	2018	2019	2020
Total cash costs net of by-product credits	$325,000	$354,500	$354,500
Sustaining capital	95,000	125,000	107,000
Exploration	4,500	10,000	6,000
Reclamation cost accretion	3,000	3,000	3,000
Corporate G&A	30,000	32,500	28,500
All-in sustaining costs	$457,500	$525,000	$499,000

Gold ounces produced in doré (000’s)	435	525	525
All-in sustaining costs per ounce produced net of by-product credits	$1,052	$1,000	$950

(1)	Numbers may not calculate due to rounding

(2)	General and administrative expenses have been allocated to gold at 60% of total corporate G&A consistent with 2018.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED CONSOLIDATED FINANCIAL RESULTS
Selected consolidated financial information from continuing operations for the year ended December 31, 2017 and for the previous two years is as follows:

	2017	2016	2015
Metal Sold
Silver (000’s ozs)	10,113	19,065	20,210
Gold (000’s ozs)(8)	435.2	358.2	183.7
Lead (000’s t)	4.0	9.0	9.8
Zinc (000’s t)	5.6	12.3	13.3
Realized Price
Silver in concentrate (per oz)	$17.71	$17.57	$15.15
Gold in doré (per oz)	$1,246	$1,245	$1,126
Lead (per t)	$2,379	$1,886	$1,854
Zinc (per t)	$2,864	$2,268	$1,800
LBMA/LME Price(3)
Silver (per oz)	$17.16	$17.14	$15.68
Gold (per oz)	$1,251	$1,250	$1,160
Lead (per t)	$2,259	$1,872	$1,784
Zinc (per t)	$2,783	$2,095	$1,928
Revenues	$733,557	$784,503	$519,721
Total operating costs	$541,587	$480,378	$333,550
Mine operating earnings (loss)	$191,970	$242,268	$(79,552)
Earnings (loss)	$81,793	$117,876	$(71,911)
Earnings (loss) per common share
Basic	$0.26	$0.41	$(0.35)
Diluted	$0.26	$0.41	$(0.35)
Adjusted earnings(4)	$84,011	$180,385	$98,910
Adjusted earnings per common share(4)
Basic	$0.27	$0.62	$0.48
Diluted	$0.27	$0.62	$0.48
Weighted average shares outstanding - Basic (in 000's)	312,804	289,726	207,811
Weighted average shares outstanding - Diluted (in 000's)	312,834	289,988	207,811
Dividends paid	$43,686	$69,402	$49,717
Cash flow provided by operating activities	$234,264	$249,454	$166,744
Cash flow provided by operating activities before changes in working capital	$287,014	$385,926	$226,332
Cash and cash equivalents	$125,665	$163,368	$108,667
Total assets	$3,080,638	$3,071,253	$2,002,461
Total long-term liabilities	$299,920	$348,663	$187,550
Costs per silver ounce produced
Total cash costs net of by-product credits(4)(5)	$6.15	$5.84	$6.16
All-in sustaining costs per silver ounce net of by-product credits(4)(7)	$8.91	$8.06	$9.11
Costs per gold ounce produced
Total cash costs net of by-product credits(4)	$641	$620	$551
All-in sustaining costs per gold ounce net of by-product credits(4)(6)	$973	$943	$733

(1)
Comparative 2015 numbers exclude operational and financial information from the Timmins mines and include the operational and financial information of Rio Alto from April 1, 2015 the date of acquisition.

(2)
2016 numbers include operational and financial information from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold and operational and financial information from Shahuindo beginning May 1, 2016, the commencement of commercial production.

(3)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each period presented.

(4)	Refer to the “Non-GAAP Financial Measures” section of this MD&A.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(5)
Total cash costs net of by-product credits per silver ounce produced for 2015 include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a per ounce impact of $0.36 for 2015. This impact was offset during Q4 2015 as a result of a $16.2 million reversal of the increased 10% royalty regime resulting in a positive impact of $0.80 per ounce for 2015.

(6)	All-in sustaining costs net of by-product credits per gold ounce produced for 2016 exclude the impact of $11.1 million in non-recurring transaction costs related to the acquisition of Lake Shore Gold.

(7)	All-in sustaining costs net of by-product credits per silver ounce produced for 2015 exclude the impact of $7.2 million in non- recurring transaction costs related to the acquisition of Rio Alto.

(8)
Included in the 358.2 thousand gold ounces sold for 2016 are 44.3 thousand gold ounces sold at Shahuindo which include four months of pre-commercial production ounces sold (7.6 thousand ounces of gold in doré sold in the period January through April 2016).

(9)
Earnings of $117.9 million for 2016 were impacted by the result of a change in enacted tax rates in Peru for $19.3 million, a non-cash loss on the redemption of the Lake Shore Gold debentures of $32.3 million and non-recurring transaction costs of $11.1 million related to the acquisition of Lake Shore Gold. Refer to the Company’s adjusted earnings described and calculated in the “Non-GAAP Financial Measures” section of this MD&A.

(10)	Numbers may not calculate due to rounding.

REVIEW OF ANNUAL CONSOLIDATED FINANCIAL RESULTS
Basis of presentation
The annual results presented in this section and the quarterly results presented in the subsequent section of this MD&A are prepared in accordance with IFRS. The Company’s significant accounting policies are outlined within note 3 of the Company’s consolidated financial statements for the years ended December 31, 2017 and 2016.
Comparative 2016 year includes data from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold Corp.
2017 vs. 2016
2017 results reflect the impact of the cessation of mining operations at the Escobal mine following the provisional suspension of the mining license at the beginning of the third quarter. Costs related to the Escobal mine incurred from the date of the license suspension have been included in the care and maintenance line within production costs; no material revenues for Escobal have been recorded since July 2017. The Company generated earnings of $81.8 million for 2017 compared to $117.9 million for 2016 as a result of the following factors (comparative 2016 information includes results from Lake Shore Gold beginning April 1, 2016 and results from Shahuindo beginning May 1, 2016, except where noted).
Revenues
During 2017, the Company sold in concentrate 10.0 million silver ounces at an average realized price of $17.70 compared to 19.0 million silver ounces at an average realized price of $17.57 during 2016. The Company sold in concentrate 3.3 thousand gold ounces during 2017 compared to 7.7 thousand gold ounces during 2016. During 2017, the Company sold in concentrate 4.0 thousand tonnes of lead and 5.6 thousand tonnes of zinc at realized prices of $2,379 and $2,864 per tonne, respectively, compared to 9.0 thousand tonnes of lead and 12.3 thousand tonnes of zinc at realized prices of $1,886 and $2,268 per tonne, respectively, during 2016.
During 2017, the Company sold 431.9 thousand ounces of gold in doré at an average realized price of $1,246 per ounce compared to 350.5 thousand ounces of gold in doré at an average realized price of $1,245 per ounce during 2016.
Silver in concentrate sales decreased by approximately 47% during 2017 compared to 2016 due to the suspension of mining operations at Escobal for approximately half of the year. Gold in doré sales increased by 81.4 thousand ounces or 23% due to the inclusion of a full year of sales from both the Timmins mines and the Shahuindo mine. As a result, the Company generated revenues of $733.6 million, net of treatment and refining charges for 2017, compared to $784.5 million in revenues for 2016, a decrease of approximately $50.9 million or 6%.
The Company’s concentrate revenue and trade receivables included provisionally priced metal sales which were marked to market at the end of each reporting period based on the forward price for the quotational period stipulated in the contract (or an approximation thereof). Provisionally priced metal at December 31, 2017 and relevant comparative periods was as follows:

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	2017		2016
	Qty	$/oz	Qty	$/oz
Silver (mozs)	—	$—	3.3	$15.95
Gold (kozs)	—	$—	1.8	$1,151
	Qty	$/t	Qty	$/t
Lead (kt)	—	$—	2.1	$1,983
Zinc (kt)	—	$—	2.5	$2,619
Operating costs
Production costs
Production costs, which comprise the full cost of operations less royalties, Escobal care and maintenance costs and depreciation and depletion, form a component of total operating costs and were $348.1 million for 2017 compared to $332.7 million for 2016. The increase was primarily due to the inclusion of production costs relating to the Timmins mines, acquired in 2016 as well as a full year of production costs at the Shahuindo mine during 2017 offset by only six months of production from the Escobal mine.
Royalties
During 2017, royalty expense was $15.6 million, comprised of $10.2 million in Guatemala and $5.4 million in Canada. This compared to a royalty expense of $22.9 million in 2016 comprised of $18.7 million in Guatemala and $4.2 million in Canada. The $7.3 million decrease reflected an addition of $1.2 million in Canada which was the result of a full year of operations being included in the 2017 results offset by only six months of production in Guatemala.
Royalties paid in Peru were calculated using a form of operating profit and were therefore accounted for as an income tax.
Escobal care and maintenance
Escobal care and maintenance costs are comprised of the cost of maintaining the Escobal mine during the temporary shut down and include environmental and security costs, salaries and legal fees. These form a component of total operating costs, and amounted to $24.9 million for 2017. Costs were higher than anticipated as a result of the roadblock in Casillas, which has required alternative transportation routes for diesel and other mine supplies to meet our environmental and security obligations while the mine is not operating. There were no such costs in the comparative period.
Depreciation and depletion
During 2017, depreciation and depletion was $153.0 million compared to $124.7 million in 2016. This increase was primarily due to the inclusion of a full year of depletion and depreciation relating to the Timmins mines, acquired in 2016, and from the Shahuindo mine which declared commercial production in May of 2016. These increases were offset by a reduction of depreciation and depletion related to the Escobal mine as a result of the cessation of mining activities early in the third quarter. Depreciation and depletion also included a pre-tax $11.3 million adjustment in the fourth quarter of 2017 to true-up the depletion related to the Peruvian mines.
Other operating expenses
Exploration expenses
Exploration expenses were $18.5 million for 2017 compared to $14.4 million in 2016. This $4.1 million increase was the result of increased exploration expenditures of $3.8 million in Canada. The increase in exploration expense was in line with the Company’s focus on growth to expand resources at existing operations and advance longer-term projects in Canada and Peru.
General and administrative expenses
General and administrative expenses were $45.8 million for 2017 compared to $47.5 million for 2016. This $1.7 million decrease related primarily to the inclusion of $11.1 million in transaction costs relating to the acquisition of Lake Shore Gold in 2016, coupled with a decrease in share based compensation expense of $1.6 million offset by an increase of $1.9 million in consulting and professional fees an

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

increase in salaries and benefits of $5.4 million and an increase in administrative and other expenses of $3.7 million.
Impairment
The Company identified six CGUs for which indicators of impairment were assessed: Escobal, La Arena oxides, La Arena II (previously La Arena sulfides), Shahuindo, Timmins mines and the Timmins Exploration Potential. In the current year, goodwill was tested at La Arena II and Timmins Exploration Potential, there were impairment indicators at the Escobal mine as it was on care and maintenance and no impairment was recognized in 2017 as a result of our analysis. Discounted cash flow models were prepared using long-term prices for gold of $1,307/oz, silver of $19.54/oz and copper of $3.30/lb (2016: $1,250/oz, silver price - $17.50/oz and copper price $3.00/lb), discount rates between 7.0% and 8.00% (2016: 6.50% and 8.75%) depending on the development stage of the operation or project. In-situ values were used for the impairment testing of exploration potential. Based on the results, for the year ended December 31, 2017, management concluded that there was no impairment or reversal of prior impairment for any of the CGUs.
Other expense
Net foreign exchange loss
A foreign exchange loss of $2.4 million was recognized during 2017 compared to a loss of $0.4 million during 2016. The $2.0 million increase in foreign exchange loss was the result of the appreciation of foreign currencies against the USD including a decrease of $0.3 million related to the Peruvian Sol and $0.7 million related to the Guatemalan Quetzal offset by an increase of $3.0 million as a result of the appreciation in the Canadian dollar against the USD. The Company remains unhedged with respect to foreign currency. Refer to the “Cash flow, liquidity, capital resources and other information – Liquidity, capital resources and financial risk management – Financial risk management – Market risk – Foreign exchange risk” section of this MD&A.
Loss on debenture
In 2016, as a result of the redemption of the outstanding Lake Shore Gold debentures, the Company recognized a non-cash loss of $32.3 million during that year. This non-cash loss was attributable to the appreciation of Tahoe’s share price between the date of acquisition on April 1, 2016 and the completion of the debenture redemption on May 16, 2016.
Tax expense
Income tax expense for 2017 was $38.0 million, representing an effective rate of 32%.
Income tax expense for 2016 was $90.9 million, representing an effective rate of 44%. The effective tax rate in 2016 was impacted by the non-cash loss on debenture conversion and transaction costs related to the acquisition of Lake Shore Gold. In addition, income tax rates in Peru which were previously on a gradual reduction from 28.0% to 26.0% over the course of five years to 2019, were superseded in December 2016 with an increased statutory rate to 29.5% effective January 1, 2017. The change in rates during 2016 resulted in a non-cash deferred tax expense of $19.3 million. Excluding the impact of the change in tax rate in Peru, the effective rate was 34%.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS
Selected quarterly consolidated financial information from continuing operations for the most recent eight quarters is as follows:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2017	2017	2017	2017	2016	2016	2016	2016(1)
Metal Sold
Silver (000’s ozs)	46	489	4,289	5,561	4,496	4,800	5,212	4,563
Gold (000’s ozs)(5)	92.9	116.3	110.3	115.9	100.7	108.8	98.1	50.6
Lead (000’s t)	—	—	2.0	2.2	2.3	1.9	2.4	2.4
Zinc (000’s t)	—	—	2.8	2.8	2.8	2.7	3.5	3.3
Realized Price
Silver in concentrate (per oz)	$—	$18.12	$15.72	$19.22	$14.45	$20.64	$18.95	$15.92
Gold in doré (per oz)	$1,272	$1,266	$1,248	$1,201	$1,197	$1,321	$1,255	$1,166
Lead (per t)	$—	$—	$2,138	$2,588	$2,036	$2,204	$1,779	$1,590
Zinc (per t)	$—	$—	$2,601	$2,960	$2,872	$2,513	$2,237	$1,875
LBMA/LME Price(2)
Silver (per oz)	$16.84	$16.84	$17.21	$17.42	$17.19	$19.61	$16.78	$14.85
Gold (per oz)	$1,278	$1,278	$1,257	$1,219	$1,220	$1,335	$1,259	$1,181
Lead (per t)	$2,334	$2,334	$2,161	$2,278	$2,149	$1,873	$1,719	$1,744
Zinc (per t)	$2,963	$2,963	$2,596	$2,780	$2,517	$2,255	$1,918	$1,679
Revenues	$117,734	$155,201	$209,576	$251,046	$189,398	$234,721	$228,251	$132,133
Total operating costs	$122,997	$136,422	$135,291	$146,878	$141,552	$123,084	$138,220	$77,522
Earnings (loss) from operations	$(20,219)	$18,779	$56,975	$88,283	$31,466	$99,425	$65,022	$46,355
Earnings (loss)(6)	$(18,010)	$(8,380)	$33,487	$74,697	$315	$63,011	$16,742	$37,808
Earnings (loss) per common share
Basic	$(0.06)	$(0.03)	$0.11	$0.24	$—	$0.20	$0.05	$0.17
Diluted	$(0.06)	$(0.03)	$0.11	$0.24	$—	$0.20	$0.05	$0.17
Adjusted earnings (loss)(3)	$(17,678)	$(7,225)	$33,846	$75,069	$18,415	$65,657	$57,873	$35,489
Adjusted earnings (loss) per Common Share(3)
Basic	$(0.06)	$(0.02)	$0.11	$0.24	$0.06	$0.21	$0.19	$0.16
Diluted	$(0.06)	$(0.02)	$0.11	$0.24	$0.06	$0.21	$0.19	$0.16
Weighted average shares outstanding - Basic	313,193	313,152	312,787	311,948	311,653	311,407	305,985	227,760
Weighted average shares outstanding - Diluted	313,200	313,161	312,869	312,025	311,786	312,108	306,174	227,898
Dividends paid	$—	$6,252	$18,740	$18,695	$18,672	$18,654	$18,419	$13,657
Cash flow provided by operating activities	$18,081	$48,675	$96,068	$78,575	$107,021	$78,679	$37,678	$25,293
Cash flow provided by operating activities before changes in working capital	$23,988	$37,039	$99,446	$132,851	$74,669	$125,987	$115,951	$69,319
Cash and cash equivalents	$125,665	$182,072	$190,636	$175,397	$163,368	$142,426	$151,707	$90,790
Total assets (000'S)	$3,080.6	$3,127.5	$3,129.2	$3,092.9	$3,071.3	$3,033.2	$2,981.7	$2,005.9
Total non-current liabilities	$299,920	$315,979	$316,510	$340,202	$348,663	$276,180	$269,984	$194,679
Total cash costs net of by-product credits silver(3)	—	$—	$6.73	$5.72	$6.48	$6.50	$6.07	$4.51
Total cash costs net of by-product credits gold(3)	648	$747	$601	$574	$594	$625	$647	$638
All-in sustaining costs per ounce net of by-product credits silver(3)	—	$—	$10.01	$8.11	$9.76	$8.68	$8.16	$5.97
All-in sustaining costs per ounce net of by-product credits gold(3)(4)	$1,033	$1,088	$925	$860	$945	$974	$973	$825

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(1)	Comparative Q1 2016 quarter excludes operational and financial information from the Timmins mine.

(2)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.

(3)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.

(4)
All-in sustaining costs net of by-product credits per gold ounce produced for Q1 2016, Q2 2016 and Q3 2016 exclude the impact of $0.7 million, $10.3 million and $0.1 million, respectively, in transaction costs related to the acquisition of Lake Shore Gold.

(5)
Included in the 98.1 thousand gold ounces sold during Q2 2016, are 22.1 thousand gold ounces at Shahuindo which include one month of pre-commercial production ounces produced and sold (5.3 thousand ounces of gold in doré sold in the month of April 2016).

(6)
Earnings of $0.3 million for Q4 2016 were negatively impacted by the change in enacted tax rates in Peru, resulting in a charge of approximately $19.3 million to deferred income tax expense. Refer to the Company’s adjusted earnings described and calculated in the “Non-GAAP Financial Measures” section of this MD&A.

(7)	Numbers may not calculate due to rounding.

REVIEW OF QUARTERLY CONSOLIDATED FINANCIAL RESULTS
Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including operating results, timing of concentrate and doré sales, fluctuations in the amount of finished goods, construction costs, stock based compensation, royalty payments, interest income on fluctuating cash balances, foreign exchange gains (losses), changes in enacted income tax rates and exploration drill programs.
Q4 2017 vs. Q4 2016
The Company generated a loss of $18.0 million for Q4 2017 compared to earnings of $0.3 million for Q4 2016. The earnings for Q4 2017 were negatively impacted by the cessation of mining activities at the Escobal mine which resulted in no material revenue for the quarter from the mine and care and maintenance costs of $11.1 million. This was coupled with increased depreciation expense due to a pre-tax non-cash $11.3 million adjustment in the fourth quarter of 2017 to true-up the depletion related to the Peruvian mines.
The earnings for Q4 2016 were negatively impacted by the $19.3 million non-cash deferred tax charge related to a change in enacted tax rates in Peru offset by the inclusion of results from the Timmins mines and the Shahuindo mine during Q4 2016.
Revenues
During Q4 2017, the Company generated no material revenues from concentrate sales due to the on-going suspension of operations at the Escobal mine. During Q4 2016, the Company sold in concentrate 4.5 million silver ounces at an average realized price of $14.45 compared to1.8 thousand gold ounces at a realized price of $1,050 and 2.3 thousand tonnes of lead and 2.8 thousand tonnes of zinc at realized prices of $2,036 and $2,872 per tonne, respectively.
During Q4 2017, the Company sold 92.8 thousand ounces of gold in doré, at an average realized price of $1,272 per ounce compared to 98.9 thousand ounces of gold in doré at an average realized price of $1,197 per ounce during Q4 2016.
Total revenues decreased by approximately $71.7 million or 38% from $189.4 million to $117.7 million, net of treatment and refining charges during Q4 2017 when compared to Q4 2016. This change was the result of approximately 4.5 million fewer ounces of silver in concentrate sold during the quarter as a result of the suspension of mining operations at Escobal.
Operating costs
Production costs
Production costs, which comprise the full cost of operations less royalties, Escobal care and maintenance and depreciation and depletion, form a component of total operating costs and were $69.3 million for Q4 2017 compared to $91.2 million during Q4 2016. The decrease was primarily due the suspension of mining operations at Escobal.
Royalties
During Q4 2017, royalty expense was $0.9 million, comprised of $(0.4) million in Guatemala and $1.3 million in Canada. This compared to $7.8 million in Q4 2016, comprised of $5.8 million in Guatemala and $2.0 million in Canada. The change in royalties was the result of no production from Escobal during Q4 2017. The negative royalty expense in Guatemala for the quarter was the result of final settlement adjustments in the period to provisional concentrate sales sold during previous quarters.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Royalties paid in Peru were calculated using a form of operating profit and were therefore accounted for as an income tax.
Escobal care and maintenance
Escobal care and maintenance costs, comprised of the cost of maintaining the Escobal mine during the temporary shut down and include environmental and security costs, salaries and legal fees form a component of total operating costs and amounted to $11.1 million for Q4 2017. There were no such costs in the comparative periods.
Depreciation and depletion
During Q4 2017, depreciation and depletion was $41.7 million compared to $42.5 million in Q4 2016. This decrease of $0.8 million was primarily due increased depreciation expense as a result of a pre-tax non-cash $11.3 million adjustment to true-up the depletion related to the Peruvian mines offset by a reduction in depletion at the Escobal mine.
Other operating expenses
Exploration expenses
Exploration expenses were $3.9 million for Q4 2017 compared to $6.9 million in Q4 2016. This $3.0 million decrease was the result of curtailing exploration spending on exploration projects due to the suspension of mining operations at Escobal.
General and administrative expenses
General and administrative expenses were $11.0 million for Q4 2017 compared to $9.5 million for Q4 2016. This $1.5 million increase related primarily to increased professional and consulting fees of $1.0 million in addition to an increase in administrative and other fees of $2.1 million. These increases were offset by a decrease in share based compensation of $0.4 million a decrease in investor relations and communications of $0.3 million and a decrease in salaries and benefits of $0.9 million.
Other expense
Net foreign exchange loss
A foreign exchange loss of $0.3 million was recognized during Q4 2017 compared to a loss of $0.6 million recognized during Q4 2016. The $0.3 million decrease in foreign exchange loss was the result of the depreciation of foreign currencies against the USD including a decrease of $0.5 million related to the Canadian dollar and $0.5 million related to the Guatemalan Quetzal offset by an increase of $0.7 million as a result of the appreciation in the Peruvian Sol against the USD. The Company remains unhedged with respect to foreign currency. Refer to the “Cash flow, liquidity, capital resources and other information – Liquidity, capital resources and financial risk management – Financial risk management – Market risk – Foreign exchange risk” section of this MD&A.
Tax expense
The Company recognized an income tax recovery for Q4 2017 of $3.8 million.
Income tax expense for Q4 2016 was $30.2 million, representing an effective rate of 99%. The effective tax rate in Q4 2016 was impacted by a change in enacted rates in Peru which were previously on a gradual reduction from 28.0% to 26.0% over the course of five years to 2019. This rate reduction was superseded in December 2016 and replaced with an increased statutory rate of 29.5% effective January 1, 2017. The change in rates during Q4 2016 resulted in a non-cash deferred tax expense of $19.3 million. Excluding the impact of the change in tax rate in Peru, the effective rate was 36%.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED SEGMENTED OPERATIONAL RESULTS

2017 AND 2016
Selected segmented operational information from continuing operations for 2017 and 2016 is as follows:

	2017/ 2016
	Escobal	La Arena	Shahuindo(4)	Timmins mines	Total
Revenues	$192,510	$233,782	$95,425	$211,840	$733,557
	$355,812	$244,397	$47,174	$137,120	$784,503
Silver produced (000’s ozs)	9,692	34	116	21	9,863
	21,189	24	54	—	21,267
Gold produced (000’s ozs)	4	196	79	167	446
	11	204	49	122	385
Silver sold (000’s ozs)	9,951	29	112	21	10,113
	18,996	22	47	—	19,065
Gold sold (000’s ozs)	3	188	75	169	435
	8	199	44	108	358
Average realized price(1) (per oz)
Silver	$17.71	$—	$—	$—	$17.71
	$17.57	$—	$—	$—	$17.57
Gold	$1,294	$1,233	$1,246	$1,243	$1,239
	$1,291	$1,227	$1,258	$1,272	$1,245
Costs per ounce produced(2)(3)
Total cash costs net of by-product credits silver	$6.15	$—	$—	$—	6.15
	$5.84	$—	$—	$—	$5.84
Total cash costs net of by-product credits gold	$—	$599	$668	$678	$641
	$—	$596	$775	$615	$620
All-in sustaining costs net of by-product credits silver	$8.91	$—	$—	$—	$8.91
	$8.06	$—	$—	$—	$8.06
All-in sustaining costs net of by-product credits gold	$—	$837	$1,124	$1,062	$973
	$—	$837	$1,162	$1,057	$943

(1)	The realized price is for silver sold in concentrate and the realized price is for gold sold in doré.

(2)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.

(3)
Total cash cost per silver ounce produced at the Escobal mine and total cash cost per gold ounce produced at the La Arena, Shahuindo and Timmins mines, are net of by-product credits. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(4)
Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo were considered pre- operating revenues and 44.3 thousand gold ounces sold at Shahuindo for 2016 as presented include four months of pre- commercial production ounces produced and sold (13.4 thousand gold ounces in doré produced and 7.6 thousand ounces of gold in doré sold for the period of January through April 2016).

(5)	Numbers may not calculate due to rounding.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Selected quarterly segmented operational information from continuing operations for Q4 2017 and Q4 2016 is as follows:

	Q4 2017 / Q4 2016
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$(844)	$49,873	$24,415	$44,290	$117,734
	$70,527	$62,555	$16,084	$40,232	$189,398
Silver produced (000’s ozs)	—	9	24	5	38
	4,802	5	20	5	4,832
Gold produced (000’s ozs)	—	47	19	40	106
	2	58	14	45	120
Silver sold (000’s ozs)	—	7	34	5	46
	4,468	7	21	5	4,501
Gold sold (000’s ozs)	—	39	19	35	93
	2	53	13	33	101
Average realized price(1) (per oz)
Silver	$—	$—	$—	$—	$—
	$14.45	$—	$—	$—	$14.45
Gold	$—	$1,257	$1,271	$1,275	$1,266
	$—	$1,180	$1,224	$1,216	$1,197
Costs per ounce produced(2)(3)
Total cash costs net of by-product credits silver	$—	$—	$—	$—	$—
	$6.48	—	—	—	$6.48
Total cash costs net of by-product credits gold	$—	$520	$737	$756	$648
	$—	$516	$989	$575	$594
All-in sustaining costs net of by-product credits silver	$—	$—	$—	$—	$—
	$9.76	—	—	—	$9.76
All-in sustaining costs net of by-product credits gold	$—	$855	$1,313	$1,112	$1,033
	$—	$787	$1,508	$976	$945

(1)	The realized price is for silver sold in concentrate and the realized price is for gold sold in doré.

(2)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.

(3)
Total cash cost per silver ounce produced at the Escobal mine and total cash cost per gold ounce produced at the La Arena, Shahuindo and Timmins mines, are net of by-product credits. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(4)	Numbers may not calculate due to rounding.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

MINE OPERATIONS
Escobal mine

	Q4 2017	Q4 2016	2017	2016
Tonnes Milled (000’s)	—	396	688	1,594
Average Tonnes Milled (tpd)	—	4,299	4,352	4,356
Average Metal Grades
Silver (g/t)	—	434	507	477
Gold (g/t)	—	0.32	0.33	0.35
Lead	—%	0.73%	0.71%	0.72%
Zinc	—%	1.18%	1.16%	1.19%
Average Metal Recovery(1)
Silver	—%	87%	86%	87%
Gold	—%	59%	60%	60%
Lead	—%	87%	86%	87%
Zinc	—%	80%	76%	79%
Recovered Metal(2)
Silver Ounces (000’s)	—	4,802	9,692	21,189
Gold Ounces(000’s)	—	2.4	4.3	10.7
Lead Tonnes (000’s)	—	2.5	4.2	10.0
Zinc Tonnes (000’s)	—	3.7	6.1	15.0
Costs Per Ounce Silver Produced(3)
Total cash costs per ounce before by-product credits	$—	$9.42	$9.22	$8.44
Total cash costs per ounce net of by-product credits	$—	$6.48	$6.15	$5.84
All-in sustaining costs per ounce net of by-product credits	$—	$9.76	$8.91	$8.06
Capital Expenditures	$2,154	$10,888	$22,901	30,077
Sustaining Capital	$2,154	$10,295	$22,901	$27,030
Non-Sustaining Capital	$—	$593	$—	$3,047

(1)	Percent silver and gold recovered into lead and zinc concentrates; percent lead recovered into lead concentrate; percent zinc recovered into zinc concentrate.

(2)	Silver and gold contained in lead and zinc concentrates; lead contained in lead concentrate; zinc contained in zinc concentrate.

(3)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A in addition to a reconciliation to cash costs before by-product credits.

(4)	Numbers may not calculate due to rounding.
Property overview
The Escobal mine is located in the Department of Santa Rosa of southeast Guatemala, about 40 km east-southeast of Guatemala City. Operations have been temporarily suspended while the Constitutional Court reviews the September 10, 2017 ruling of the Supreme Court. Additionally, the roadlock at Casillas (approximately 16km from the mine entrance) prevents access of supplies into and concentrate out of the mine. The Company's expired export credential is pending renewal and reissue by MEM. During normal operations, underground longhole stoping methods are utilized to mine the intermediate sulfidation silver-gold-lead-zinc mineralization at a rate of approximately 4500 tpd. Processing by differential flotation produces precious metal rich lead concentrates and zinc concentrates for sale to international smelters.
Proven and Probable Mineral Reserves at the Escobal mine as of January 1, 2018 totaled 24.7 million tonnes at an average silver grade of 334 grams per tonne (“g/t”) containing 264 million ounces of silver, with significant quantities of gold and base metals.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Financial and cost per ounce overview
In Q4 2017 there were no concentrate sales. Final settlements of sales that originated before the mining operations were suspended generated $(0.8) million in revenues at mine operating costs of $12.3 million, including care and maintenance, resulting in a mine operating loss of $13.2 million. Concentrate sales for Q4 2016 generated $70.5 million in revenues at operating costs of $52.5 million resulting in mine operating earnings of $18 million. All costs incurred from the date that mining operations were suspended have been in included in the care and maintenance line within production costs. No material revenues for Escobal have been recorded since the beginning of the third quarter.

2017 concentrate sales generated $192.5 million in revenues at mine operating costs of $130.2 million resulting in mine operating earnings of $62.3 million. Concentrate sales for 2016 generated $355.8 million in revenues at operating costs of $200.5 million resulting in mine operating earnings of $155.3 million.

Due to the suspension of mining operations, total cash costs net of by-product credits for Q4 2017 were nil per ounce compared to $6.48 per ounce for Q4 2016. All-in sustaining costs for Q4 2017 were nil per ounce compared to $9.76 per ounce in Q4 2016.

Total cash costs net of by-product credits for 2017 were $6.15 per ounce compared to $5.84 per ounce for 2016, an increase of $0.31 per ounce or 5%. All-in sustaining costs for 2017 were $8.91 per ounce compared to $8.06 per ounce in 2016, an increase of $0.85 per ounce, or 11%.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Underground development and production
Due to the blockade in Casillas, ongoing disputes on the suspension of the mining license, the failure by MEM to reissue the annual export credential prior to its expiration, the Escobal Mine remained on standby in the fourth quarter. There was no ore production, development or paste fill operations during this time, although a limited amount of rehabilitation work was conducted in the fourth quarter. Activities in the mine operations department focused on care and maintenance and planning for future operational logistics and efficiencies.
Mill performance
No ore was milled during the Q4 2017. Mill crews continue with maintenance work, including cleaning, inspections and pump maintenance.

There are approximately nine thousand tonnes of crushed ore in storage and approximately 60 thousand tonnes of run-of-mine ore on the surface available to expedite the restart of the mill.
Capital projects
Capital projects for the quarter were primarily related to equipment rebuilds started prior to the suspension of operations and mine infrastructure rehabilitation.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

La Arena mine

	Q4 2017	Q4 2016	2017	2016
Tonnes Ore Mined (000’s)	3,114	4,246	12,792	15,669
Strip Ratio	1.5	1.7	1.9	2.1
Tonnes Placed on Pads(1) (000’s)	3,111	4,479	12,868	15,331
Average Gold Grade(g/t)	0.49	0.47	0.49	0.49
Gold Ounces Placed on Pads (000’s)	49	68	203	241
Gold Ounces Recovered (000’s)	47	58	196	204
Costs Per Ounce Gold Produced(2)
Total cash costs per ounce before by-product credits	$523	$518	$602	$598
Total cash costs per ounce net of by-product credits	$520	$516	$599	$596
All-in sustaining costs per ounce net of by-product credits	$855	$684	$837	$837
Capital Expenditures	$12,013	$13,685	$32,019	$35,633
Sustaining Capital	$12,013	$13,560	$32,019	$35,272
Non-Sustaining Capital(3)	$—	$125	$—	$361

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.

(2)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(3)	Non-sustaining capital excludes non-sustaining capital related to the La Arena II Project.

(4)	Numbers may not calculate due to rounding.
Property overview
The La Arena gold mine is located in the Huamachuco District of northern Peru, 480 km north-northwest of Lima. Operations are currently exploiting high sulfidation epithermal oxide gold mineralization hosted in brecciated sandstone within the Chimu Formation by open pit methods using conventional drill/blast, load and haul methods. Ore is truck-dumped onto leach pads with no crushing or agglomeration required prior to leaching. Metal recovery is by carbon-in-column absorption-desorption-regeneration processes which produce a gold-rich doré for sale to international bullion banks and traders.
Proven and Probable oxide Mineral Reserves at the La Arena mine as of January 1, 2018 totaled 44.0 million tonnes at an average gold grade of 0.40 g/t containing 568 thousand ounces of gold.
Financial and cost per ounce overview
Q4 2017 gold sales generated $49.9 million in revenues at mine operating costs of $58.1 million resulting in a mine operating loss of $8.2 million. Q4 2016 gold sales generated $62.6 million in revenues at mine operating costs of $36.1 million resulting in mine operating earnings of $26.5 million. Q4 2017 operating costs include a pre-tax non-cash adjustment to true-up the depletion related to the La Arena mine.

2017 gold sales generated $233.8 million in revenues at mine operating costs of $174.5 million resulting in mine operating earnings of $59.3 million. 2016 gold sales generated $244.4 million in revenues at mine operating costs of $143.0 million resulting in mine operating earnings of $101.4 million.

Total cash costs net of by-product credits for Q4 2017 were $520 per ounce compared to $516 per ounce for Q4 2016, an increase of $4 per ounce, or 1%. All-in sustaining costs for Q4 2017 were $855 per ounce compared to $684 per ounce for Q4 2016, an increase of $171 per ounce, or 25%.

Total cash costs net of by-product credits for 2017 were $599 per ounce compared to $596 per ounce for 2016. All-in sustaining costs for 2017 were $837 per ounce compared to $837 per ounce for 2016. 2017 total cash costs included a non-recurring pre-tax expense in the third quarter of $9.0 million as a result of completing negotiations to fulfill a historical commitment made to the community. Q1 2017 changes to production reporting to include in-carbon gold inventory as well as gold poured in doré resulted in a one-time impact to

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

production of 6.6 thousand ounces of in-carbon inventory and decreased total cash costs net of by-product credits and all-in sustaining costs by $21 and $29 per ounce, respectively.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Pit development and production
Production from the Calaorco pit totaled 3.1 million and 12.8 million tonnes of ore at an average strip ratio of 1.5 and 2.0 during Q4 2017 and Q4 YTD 2017, respectively. A total of 3.1 million and 12.9 million tonnes at average gold grades of 0.49 g/t and 0.49 g/t containing 49.4 thousand and 203.3 thousand gold ounces were placed on the leach pads during Q4 2017 and Q4 YTD 2017, respectively.

Mining operations continue to be focused in the Phase 4, Phase 5 and Phase 6 areas of the Calaorco pit. Ore is currently being produced from Phase 4 and Phase 5, with Phase 6 under development.
Absorption, desorption and regeneration process plant
The absorption, desorption and regeneration process plant performed well with an average of 13.4 hectares under irrigation throughout Q4 2017. The La Arena plant recovered 47.2 thousand and 195.6 thousand ounces of gold during Q4 2017 and Q4 YTD 2017. Gold recovery continued to be approximately 86%.
Capital projects
Construction of leach pad 4C and the south waste dump phase 3B continued in Q4 2017 as planned in support of life of mine operations. Both construction projects are expected to be completed in early Q2 2018.

Shahuindo mine

	Q4 2017	Q4 2016	2017	2016
Tonnes Ore Mined (000’s)	1,822	1,522	6,479	5,531
Strip Ratio	0.8	0.8	1.0	0.7
Tonnes Placed on Pads(1) (000’s)	1,574	722	5,360	3,153
Average Gold Grade(g/t)	0.57	0.89	0.61	0.87
Gold Ounces Placed on Pads(2)(3) (000’s)	29	21	105	88
Gold Ounces Recovered(2)(3) (000’s)	19	14	79	49
Costs Per Ounce Gold Produced(3)(4)
Total cash costs per ounce before by-product credits	$768	$1,014	$692	$796
Total cash costs per ounce net of by- product credits	$737	$989	$668	$775
All-in sustaining costs per ounce net of by-product credits	$1,313	$1,513	$1,124	$1,162
Capital Expenditures	$25,007	$11,467	$69,352	$63,893
Sustaining Capital	$7,388	$2,307	$22,222	$10,956
Non-Sustaining Capital	$17,619	$9,160	$47,130	$52,937

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.

(2)
Commercial production at Shahuindo was declared on May 1, 2016. The 88.2 thousand gold ounces placed on pads and the 48.5 thousand gold ounces produced in doré at Shahuindo for 2016 include pre-commercial production ounces placed on pads and produced in doré (34.1 thousand gold ounces placed on pads and 13.4 thousand gold ounces in doré produced in the period of January through April 2016, respectively).

(3)	2016 costs per ounce gold produced were calculated based on the eight months of operational results after the declaration of commercial production on May 1, 2016.

(4)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(5)	Numbers may not calculate due to rounding.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Property overview
The Shahuindo mine is located in the province of Cajabamba in northern Peru, approximately 510 km north-northwest of Lima and 30 km north of the Company’s La Arena mine. Operations are exploiting an intermediate-sulfidation sediment-hosted epithermal gold deposit by open pit methods using conventional drill/blast, load and haul methods. Ore is currently truck-dumped onto leach pads with plans to implement crushing and agglomeration of the ore prior to leaching in early 2018. Metal recovery is by carbon-in-column absorption-desorption-regeneration processes which produce a gold-rich doré for sale to international bullion banks and traders. The mine is currently operating at a rate of 10,000 tpd and scheduled to increase to 36,000 tpd by the end of 2018 (see also “Future Developments – 2018 guidance” section in this MD&A and “Capital Projects” below). The Company declared commercial production at Shahuindo in May 2016.
Proven and Probable oxide Mineral Reserves at the Shahuindo mine as of January 1, 2018 totaled 127.8 million tonnes at an average gold grade of 0.46 g/t containing 1.9 million ounces of gold. Exploration success in 2017 at targets proximal to the Shahuindo pit replaced gold ounces mined in 2017 and added approximately 50 thousand additional gold ounces to the 2018 Mineral Reserve.
Financial and cost per ounce overview
Q4 2017 gold sales generated $24.4 million in revenues at mine operating costs of $10.7 million resulting in mine operating earnings of $13.8 million. 2017 gold sales generated $95.4 million in revenues at mine operating costs of $65.3 million resulting in mine operating earnings of $30.1 million. Gold sales generated $16.1 million in revenues at mine operating costs of $18.9 million resulting in a mine operating loss of $2.8 million for Q4 2016. 2016 gold sales generated $47.2 million in revenues at mine operating costs of $35.1 million resulting in mine operating earnings of $12.0 million. Q4 2017 operating costs include a pre-tax non-cash adjustment to true-up the depletion related to the Shahuindo mine.

Total cash costs net of by-product credits and all-in sustaining costs net of by-product credits for Q4 2017 were $737 and $1,313 per ounce, respectively compared to $989 and $1,513 for Q4 2016, respectively. The decrease in total cash costs net of by-product credits was the result of increased gold production and operational and cost efficiencies gained in the second year of operations.

Total cash costs net of by-product credits and all-in sustaining costs net of by-product credits for 2017 were $668 and $1,124 per ounce, respectively, compared to $775 and $1,162 for 2016, respectively. The decrease in total cash costs net of by-product credits was the result of the ramp up in production levels compared to the prior year during which the leach pad inventory was initially recognized. All-in sustaining costs per ounce decreased primarily as a result of a full year of operations resulting in increased gold production period on period. Changes to production reporting in Q1 2017 to include in-carbon gold inventory as well as gold poured in doré resulted in a one-time impact to production from the initial recognition of 2.4 thousand ounces of in-carbon gold inventory and decreased total cash costs net of by-product credits and all-in sustaining costs by $21 and $35 per ounce, respectively.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Pit development and production
Production from the Shahuindo pit totaled 1.8 million and 6.5 million tonnes of ore at an average strip ratio of 0.83 and 1.0 during Q4 2017 and Q4 YTD 2017, respectively. A total of 1.6 million and 5.4 million tonnes at average gold grades of 0.57 g/t and 0.61 g/t containing 28.9 thousand and 105.1 thousand gold ounces were placed on the leach pads during Q4 2017and Q4 YTD 2017, respectively.
Absorption, desorption and refining process plant
The Shahuindo plant recovered 18.6 thousand and 79.0 thousand ounces of gold during Q4 2017 and Q4 YTD 2017, respectively. Primary leaching is focused on Pad 2A which resulted in faster than expected leach cycles attributable to optimized coarse/fine ore blending. The average area under leach was approximately 8 hectares during Q4 2017. Overall gold recovery increased from 58% in January to 64% at the end of Q4 2017, in line with the ramp up to an ultimate recovery of 67% for run-of-mine material.
Capital projects
Construction of leach Pad 2B continued in Q4 2017 as planned. Pad 2B is scheduled to be placed into production in Q3 2018.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Commissioning of the 12,000 tpd crushing and agglomeration circuit continued in Q4 as scheduled.  Completion of commissioning was delayed due to ground settling in the area of the overland conveyor head-pulley as well as other mechanical/electrical items common during commissioning of process equipment. At this time no significant impact to 2018 gold production or to the 24,000 tpd crushing and agglomeration circuit construction is anticipated. Engineering and procurement for the 24,000 tpd circuit proceeded as planned in Q4 2017 and the majority of purchase contracts have been finalized. Construction of the 24,000 tpd circuit has begun with commissioning of the full 36,000 tpd plant scheduled for mid-year 2018 providing an expected 80% ultimate recovery, in line with the pre-feasibility study.

Additional water capacity was developed in Q4 and is in the final stages of permitting for production and is expected to be available in time for production ramp up to 36,000 tpd by the end of 2018.

Of the $80 million guidance for the crushing and agglomeration circuit, approximately $48.8 million has been spent through December 31, 2017 ($5.3 million spent in Q4 2017 and $35.6 million spent in 2017). Of the remaining amount, the Company has $5.5 million in commitments and an additional $26.6 million forecast to be spent to complete the expansion to full 36,000 tpd circuit capacity. The project remains on schedule and within guidance.
Timmins mines

	Q4 2017	Q4 2016	2017	2016
Tonnes Ore Mined (000’s)	345	334	1,368	941
Tonnes Ore Milled (000’s)	346	335	1,357	938
Average Tonnes Milled (tpd)	3,764	3,643	3,719	3,410
Average Gold Grade(g/t)	3.74	4.38	3.97	4.19
Average Gold Recovery	96%	96%	96%	96%
Gold Ounces Recovered (000’s)	40	45	167	122
Costs Per Ounce Gold Produced(1)
Total cash costs per ounce before by-product credits	$759	$576	$680	$617
Total cash costs per ounce net of by-product credits	$756	$575	$678	$615
All-in sustaining costs per ounce net of by-product credits	$1,112	$976	$1,062	$1,057
Capital Expenditures(2)	$22,804	$25,005	$98,775	$81,772
Sustaining Capital	$10,565	$15,714	$46,826	$45,123
Non-Sustaining Capital	$12,239	$9,291	$51,949	$36,649

(1)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A which also includes reconciliation to cash costs before by-product credits.

(2)	Capital expenditures for 2016 in the Timmins mines segment includes the acquired 2% net smelter return (“NSR”) royalty related to production at the Bell Creek mine of $13.7 million.

(3)	2016 includes results from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold. Results prior to the acquisition date of April 1, 2016 are excluded.

(4)	Numbers may not calculate due to rounding.
Property overview
Timmins mines consist of two mining operations: Bell Creek and Timmins West, both of which feed the Bell Creek Mill.
Bell Creek
The Bell Creek mine is located in Hoyle Township, Ontario, Canada, approximately 20 km northeast of the town of Timmins. Operations are exploiting steeply-dipping shear-hosted sulfide gold mineralization by underground longhole mining methods at a rate of approximately 1,100 tpd. Ore is processed at the Bell Creek mill.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Proven and Probable Mineral Reserves at the Bell Creek mine as of January 1, 2018 totaled 2.4 million tonnes at an average gold grade of 4.1 g/t containing 315 thousand ounces of gold, representing a 29% increase in gold ounces relative to the 2017 Mineral Reserve estimate net of 2017 mining depletion.
Timmins West
The Timmins West mine property is located in Bristol, Thorneloe and Carscallen Townships, Ontario, Canada, approximately 19 km west of the town of Timmins. The Timmins West mine is comprised of the Timmins deposit, Thunder Creek deposit, and the 144 Gap deposit. Operations are exploiting zones of steeply-dipping sulfide gold mineralization occurring within or along favorable lithostructural occurrences associated with regional shear zones at a rate of approximately 2600 tpd by longhole stoping methods. Ore is trucked to the Bell Creek mill for processing.
Proven and Probable Mineral Reserves at the Timmins West mine as of January 1, 2018 totaled 6.5 million tonnes at an average gold grade of 3.2 g/t containing 654 thousand ounces of gold.
Bell Creek Mill
The Bell Creek mill processes ore from both the Timmins West mine and the Bell Creek mine. Ore is processed by single-stage crushing and single stage grinding, with a portion of the gold recovered by gravity methods, followed by pre-oxidation and cyanidation with carbon-in-leach and carbon-in-pulp recovery.
Financial and cost per ounce overview
Q4 2017 gold sales generated $44.3 million in revenues at mine operating costs of $41.9 million resulting in mine operating earnings of $2.4 million. 2017 gold sales generated $211.8 million in revenues at mine operating costs of $171.6 million resulting in mine operating earnings of $40.2 million. Gold sales generated $40.2 million in revenues at mine operating costs of $34.0 million resulting in mine operating earnings of $6.2 million during Q4 2016 while 2016 gold sales generated $137.1 million in revenues at mine operating costs of $101.7 million resulting in mine operating earnings of $35.4 million.

Total cash costs net of by-product credits for Q4 2017 were $756 per ounce compared to $575 per ounce for Q4 2016. All-in sustaining costs for Q4 2017 were $1,112 per ounce compared to $976 per ounce during Q4 2016. These metrics have increased primarily due to the production of approximately five thousand fewer ounces in Q4 2017 compared to Q4 2016.

Total cash costs net of by-product credits for 2017 were $678 per ounce compared to $615 per ounce for 2016. All-in sustaining costs for 2017 were $1,062 per ounce compared to $1,057 per ounce during 2016.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Underground development and production
Bell Creek
Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with approximately 2,980 meters and 11,200 meters of development completed in Q4 2017 and Q4 YTD 2017, respectively. Infill and definition drilling at the Bell Creek mine totaled 8,600 metres and 47,400 metres in Q4 2017 and Q4 YTD 2017, respectively.
The Bell Creek mine delivered 105 thousand and 352 thousand tonnes of ore to surface, mined from longitudinal longhole stopes on multiple production sublevels during Q4 2017 and Q4 YTD 2017, respectively.
Timmins West
Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with approximately 2,300 meters and 10,600 meters of development completed in Q4 2017 and Q4 YTD 2017. Progress continued to be made on the infrastructure development at 144 Gap which included ramp, raise and lateral development to access the resource. Underground infill and definition drilling completed at the Timmins West mine in Q4 2017 and Q4 YTD 2017 to improve resource/reserve definition totaled 26,100 meters and 118,300 meters, respectively.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The Timmins West mine delivered approximately 0.2 million and 1.0 million tonnes of ore to surface, mined from longitudinal and transverse longhole stopes on multiple production sublevels from the Timmins West, Thunder Creek and 144 Gap deposits during Q4 2017 and Q4 YTD 2017, respectively.
Mill processing
Mill operations averaged 3,795 tpd and 3,716 tpd in Q4 2017 and Q4 YTD 2017, respectively. The mill processed a total of 0.3 million and 1.3 million tonnes with an average gold feed grade of 3.74 g/t and 3.97 g/t recovering 40.0 thousand and 167.0 thousand gold ounces in Q4 2017 and Q4 YTD 2017, respectively. Process recovery for Q4 2017 and Q4 YTD 2017 averaged 96.3% and 96.4%, respectively.

Capital projects
The Bell Creek shaft project remains on schedule and in line with guidance. Excavation of the third and final pilot raise from the shaft bottom is complete and slashing of this raise to the final dimensions has begun. Pilot raises for the underground ore and waste bins are complete and slashing of the raises is underway. Surface construction is focused primarily on the hoist room and headframe. Mechanical installation of the hoists started in early February and the headframe civil work is progressing with a projected start of steel installation by the end of Q1 2018.

Of the $80 million guidance for the Bell Creek shaft project, approximately $51.6 million has been spent to December 31, 2017 ($10.2 million spent in Q4 2017 and $43.3 million spent in 2017). Of the remaining amount, the Company has $14.3 million in commitments with the balance expected to be spent in 2018. The project remains on schedule and within guidance.

PROJECTS
La Arena II
La Arena II is a large-tonnage copper-gold porphyry deposit located in close proximity to the currently producing oxide gold deposit at the La Arena mine in Peru.
The Company has completed work on a La Arena II PEA. See the Recent Developments section of this MD&A as well as the press release issued February 20, 2018 available on the Company's website at www.tahoeresources.com.
Fenn-Gib
The Fenn-Gib deposit is an advanced stage exploration project located 80 km east of Timmins. A 2011 Mineral Resource estimate contained 1.3 million ounces of gold (40.8 million tonnes at 0.99 g/t Au) in the Indicated category and 0.75 million ounces of gold (24.5 million tonnes at 0.95 g/t Au) in the Inferred category.
No drilling was completed at the property in Q4 2017, though 37,692 meters of infill and extensional drilling was completed earlier in the year. Work is currently underway to update the geologic and resource models as well as to finalize results from a first phase of metallurgical test work.

EXPLORATION
Guatemala
No exploration drilling has been conducted at Escobal since June 13, 2017. Drilling YTD until the project was suspended amounted to seven holes for 3,731 meters. Underground exploration drilling is planned to resume once mine operations re-commence. Guatemala exploration expenditures totaled $0.1 million and $0.7 million during Q4 2017 and 2017, respectively. (Q4 2016 and 2016: $0.3 million and $1.0 million, respectively).
Peru
Exploration activity in Peru during Q4 2017 concentrated on a number of satellite targets at the Shahuindo mine and drilling the deep oxide zone ("La Arena Phase VIII") below the existing La Arena LOM pit. In addition, early-staged exploration advanced on regional targets surrounding both the La Arena and Shahuindo resource areas.
Exploration during Q4 2017 at Shahuindo focused on step-out drilling, definition of margins of the current resource and identification of new target areas in the La Chilca zone on the extreme northwest margin of the

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Shahuindo resource. Drilling in this area totaled 4 holes for 468 metres in Q4 and 83 holes for 13,687 metres in 2017. Exploration drilling added definition and generally corroborated prior modeling in this area.
Reconnaissance prospecting and sampling in the North Corridor 1.2 to 1.5 km north of Shahuindo recently identified drill targets in the Tabacos, Alisos and Azules zones. Targets in these areas comprise wide zones of oxidized sandstone that have received little to no prior drilling in the past. Drilling commenced in the North Corridor during the quarter with a total of 9 holes for 1,931 metres completed in Q4 2017.
At La Arena, drilling the deep oxide zone below the Calaorco pit (La Arena Phase VIII) continued with two drills completing 4 holes for 1,303 metres in Q4 2017 and 2017. Field mapping and sampling continued at the Agua Blanca project area east of La Arena.
Peru exploration expenditures totaled $1.5 million and $7.0 million for Q4 2017 and 2017, respectively (Q4 2016 and 2016 expenditures of $2.9 million and $6.6 million, respectively).
Canada
In Canada a total of 14,171 metres (114,504 metres in 2017) of exploration drilling was completed throughout the region during Q4 2017. This exploration is part of the Company’s long-term strategy to grow gold Mineral Reserves and/or Mineral Resources. Exploration expenses in Canada amounted to $2.4 million and $10.6 million, respectively, for Q4 2017 and 2017 (Q4 2016 and 2016: $3.7 million and $6.8 million, respectively).
Timmins West Complex
Drilling at the Timmins West Complex in Q4 2017 focused on the Thunder Creek Deposit and Gold River Trend Project.

Exploration at Thunder Creek in Q4 included drilling of four holes (2,222 metres) (4,277 meters in 2017) to test for potential extensions of the Rusk and Porphyry Zones between the 1,000m and the 1,300m levels (approximately 300 metres below the resource). Logging and analysis of the drill core from the four holes is currently in progress.

Exploration at Gold River Trend project in Q4, included drilling of 9,519 metres (18,567 metres in 2017) to provide additional deposit definition and collect material for metallurgical, ore sorting and mineralogical test work samples.

Q4 2017 YTD drilling in the Timmins West complex totaled 45,605 metres, which includes drilling in the 144 Trend and deep Timmins Mine areas earlier in the year.

Bell Creek Complex
Exploration at the Bell Creek Complex in Q4 2017 included 8 underground holes for 780 metres (6,976 metres in 2017) to test below the current HW6 resource and follow-up on a potential extension of the NA4 and NA3 structures in the upper part of the mine.

In addition, surface drilling was carried out at the Wetmore property, located 900 metres south of the Bell Creek Mine. A total of six holes for 1,650 metres were completed in Q4 (10,286 metres in 2017) to better define new zones of shallow mineralization (within 200 metres of surface) at the Wetmore East and West target areas. Work to compile the new results and estimate a resource for this area is in progress.

2017 drilling in the Bell Creek complex totaled 24,138 metres, which included drilling in the Vogel, Stringer and other satellite zones earlier in the year.

Whitney Project
The Whitney project is currently a joint venture project covering the historic Hallnor and Broulan Reef Mine properties in which the Company is operator.

Work on the project in the quarter included a continuation of studies to evaluate potential underground and open pit resources and mining scenarios. No drilling was completed at the property in Q4 2017 (7,069 metres in 2107).

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

2017 drilling at the Whitney project totaled 7,069 metres, which included drilling to evaluate near surface and deep underground targets in the Halnor area earlier in the year.

Juby
Juby is a large near-surface deposit located in the Shining Tree Area of Northern Ontario, near the town of Gowganda, approximately 100 kilometres south of Timmins. A 2014 Mineral Resource estimate contained 26.6 million tonnes at an average gold grade of 1.28 grams per tonne for 1.1 million ounces of gold in the Indicated category and 96.2 million tonnes at an average gold grade of 0.94 grams per tonne for 2.9 million ounces of gold in the Inferred category.
Work in Q4 2017 at Juby included review of the current resource model as well as a reconnaissance mapping and sampling program to evaluate potential new exploration targets on the property. Drilling is expected to begin in early 2018.

CASH FLOW, LIQUIDITY, CAPITAL RESOURCES AND OTHER INFORMATION

CASH FLOW
2017 vs. 2016
Cash provided by operating activities totaled $234.3 million for 2017, compared to $249.5 million for 2016. Cash provided by operating activities before changes in working capital was $287.0 million for 2017, compared to $385.9 million for 2016 primarily due to operations being suspended at the Escobal mine for the second half of 2017.
Investing activities consisted of additions to property, plant, and equipment of $224.1 million during 2017, compared to $190.9 million during 2016. Investment activities in 2017 included on-going leach pad and waste dump construction at La Arena and Shahuindo and construction of the Bell Creek shaft project, tailings impoundment expansion at Bell Creek, resource infill and stope definition drilling at the Timmins mines, ongoing development at Escobal during the first six months of 2017, and various infrastructure construction including the crushing and agglomeration circuit and other expansion activities at Shahuindo. The 2016 additions were offset by $70.2 million in cash acquired through the Lake Shore Gold acquisition on April 1, 2016.
Financing activities resulted in a cash outflow of $47.5 million during 2017 compared to an outflow of $72.9 million during 2016. The 2017 outflow was primarily due to $35.7 million cash payment of dividends, a $2.6 million payment of interest and financing fees and $9.5 million in payments on the finance leases. These outflows were partially offset by $0.9 million in proceeds from the issuance of common shares on exercise of share options. The 2016 outflow was primarily due to $67.0 million relating to the cash payment of dividends, $22.3 million in payments on the finance leases which were offset by $19.8 million in proceeds from the issuance of common shares on the exercise of stock options.
Q4 2017 vs. Q4 2016
Cash provided by operating activities before changes in working capital was $24.0 million for Q4 2017, compared to $74.7 million for Q4 2016. This $50.7 million decrease was primarily due to a decrease in sales of approximately 4.5 million ounces of silver in concentrate due to the temporary suspension of operations at the Escobal mine. Cash provided by operating activities totaled $18.1 million for Q4 2017, compared to $107.8 million for Q4 2016.
Investing activities consisted of additions to property, plant, and equipment of $70.1 million during Q4 2017, compared to $64.4 million during Q4 2016. Investment activities included on-going leach pad and waste dump construction at La Arena and Shahuindo and construction of the Bell Creek shaft project, tailings impoundment expansion at Bell Creek, resource infill and stope definition drilling at the Timmins mines, and various infrastructure construction including the crushing and agglomeration circuit and other expansion activities at Shahuindo.
Financing activities resulted in a cash outflow of $3.0 million during Q4 2017 compared to a cash outflow of $20.2 million during Q4 2016. The Q4 2017 outflow was primarily due to $2.1 million in payments on finance leases. The Q4 2016 outflow was primarily due to the $16.3 million cash payment of dividends, a $0.1 million payment of financing fees, $3.1 million in payments on the finance leases and $0.8 million in other financing

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

activities. These outflows were partially offset by $0.2 million in proceeds from the issuance of common shares on exercise of share options.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL RISK MANAGEMENT
The Company’s cash and cash equivalents balance at December 31, 2017 was $125.7 million compared to $163.4 million at December 31, 2016.
The Company had working capital of $143.2 million and non-current liabilities of $299.9 million at December 31, 2017 of which $230.2 million related to non-cash deferred tax liabilities. This compared to working capital of $209.0 million at December 31, 2016 and non-current liabilities of $348.7 million of which $236.2 million related to non-cash deferred tax liabilities. The $65.8 million change in working capital position was primarily due to the $35.0 million debt becoming current, and a $37.7 million decrease in cash and cash equivalents due to investment in capital projects.
It is the opinion of management, based on the Company’s current liquidity position, continued steady state gold operations and metals sales, and access to the Second Amended and Restated Credit Facility that the Company’s liquid assets will be sufficient to discharge liabilities, and to continue funding operations and existing capital projects. The Company may consider alternative financing arrangements to meet its strategic needs and currently has a $175 million undrawn revolving credit facility in place available to further mitigate liquidity risk. Refer to the “Debt Facilities” section of this MD&A for further information.
The Company’s capital consists of the following:

	December 31,	December 31,
	2017	2016
Equity	$2,624,888	$2,572,154
Debt	35,000	35,000
Lease obligations	7,754	15,946
	2,667,642	2,623,100
Cash and cash equivalents	(125,665)	(163,368)
Restricted cash	(5,124)	(4,672)
	$2,536,853	$2,455,060
The Company’s strategy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the credit facility and finance leases.
The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2016.
Dividends declared and paid during Q4 2017 and 2017 totaled nil and $43.7 million, respectively (Q4 2016 and 2016: $18.7 million and $69.4 million, respectively). Dividends paid in 2017 consisted of cash and non-cash payments in the form of common shares of the Company through the dividend reinvestment plan. For Q4 2017 and 2017, cash payments were nil and $35.7 million, respectively, and non-cash payments were nil and $8.0 million, respectively for a total issuance of 1,010,844 common shares of the Company. As a result of the suspension of operations at the Escobal mine, in August 2017 the Company’s Board of Directors ceased payments of dividends to protect the health of the Company's balance sheet and ensure the Company has financial flexibility. There are no plans to review the dividend policy until after commercial operations at Escobal mine have been fully reestablished.
Financial risk management
The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the Company by failing to meet its obligations. Credit risk for the Company is primarily related to trade and other receivables, sales tax receivable and cash and cash equivalents.
The Company manages the credit risk associated with trade and other receivables by selling to organizations with strong credit ratings and/or by requiring substantial provisional pricing at the date of shipping its products. The history of defaults by these organizations to other entities has been negligible and the Company considers its risk in trade receivables to be negligible as well.
Receivables other than trade receivables are primarily sales tax receivables from the governments of Guatemala, Peru and Canada. The Company has a history of consistent collection of the sales tax receivables and therefore considers its risk to be negligible.
The Company manages the credit risk associated with cash and cash equivalents by investing these funds with highly rated financial institutions and as such, the Company deems the credit risk on cash and cash equivalents to be low.
Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. To further mitigate this risk, the Company has an undrawn revolving credit facility in place under the Second Amended and Restated Credit Facility in the amount of $175 million, which is currently available.
Refer to the “Commitments and Contingencies” section of this MD&A for details on the Company’s significant undiscounted commitments at December 31, 2017.
Market Risk
The market risk of the Company is composed of three main risks: foreign exchange risk, interest rate risk, and price risk.
Foreign Exchange Risk
The Company is exposed to foreign exchange or currency risk on balances that are denominated in a currency other than the USD. These include cash and cash equivalents, sales tax receivables, accounts payable and accrued liabilities, finance leases and taxes payable.
To minimize currency risk, substantially all of the Company’s cash is denominated in USD and is kept in highly liquid instruments such as commercial paper and time deposits.
Cash and cash equivalents held in foreign currencies, denominated in USD, are as follows:

	December 31, 2017	December 31, 2016
Guatemalan quetzal	$1,011	$564
Peruvian sol	4,232	3,579
Canadian dollar	1,971	20,386
Other	—	82
	$7,214	$24,611
Exchange rate fluctuations may also affect the costs that the Company incurs in its operations. The Company’s goods and services are contracted in USD, CAD, Guatemalan quetzals and Peruvian soles. The appreciation of these currencies against the USD can increase the production costs the Company incurs while the depreciation of these currencies against the USD can decrease the production costs the Company incurs.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

In addition, the Company is exposed to currency risk through non-monetary assets and liabilities of subsidiaries whose taxable profit or tax loss are denominated in foreign currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2017, the Company had $230.1 million of deferred income tax liabilities, which arose primarily from the acquisitions of Rio Alto in 2015 and Lake Shore Gold in 2016. Based on the Company’s foreign exchange exposure on deferred tax liabilities at December 31, 2017, a 10% appreciation or depreciation in foreign exchange rates against the USD would have resulted in an approximate $16.4 million increase or decrease in the Company’s earnings.
The Company recognized a foreign exchange loss of $2.4 million at December 31, 2017 (December 31, 2016: $0.4 million). Based on the Company’s net exposure on monetary assets at December 31, 2017, a 10% appreciation or depreciation in foreign exchange rates against the USD would have resulted in an approximate $6.7 million increase or decrease in the Company’s earnings.
At December 31, 2017, the Company has determined the exposure to currency risk to be at an acceptable level.
Interest Rate Risk
Interest rate risk is the risk that the Company’s future cash flows and fair values will fluctuate as a result of changes in market interest rates. At December 31, 2017, the Company’s interest-bearing financial instruments were related to cash equivalents, the Facility ( as defined below), the Amended Revolving Facility (as defined below) and finance leases. The weighted average interest rate paid by the Company during the year ended December 31, 2017 related to debt facilities was 3.5% (year ended December 31, 2016: 2.95%). No amounts were drawn on the Amended Revolving Facility and therefore only standby fees were applicable for the year ended December 31, 2017.
At December 31, 2017, the Company determined the interest rate risk to be low and that a 10% increase or decrease in market interest rates would result in a nominal increase or decrease to the Company’s earnings.
Price Risk
Price risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices.
The Company has determined that price risk due to fluctuations in metals prices is at an acceptable level and has not entered into any hedging contracts.
The costs associated with production, development, construction and exploration activities of the Company are also subject to price risk as it relates to certain consumables including diesel fuel and power. The Company deems its exposure to price risk related to fuel prices to be at an acceptable level and has not entered into any hedging contracts.
At December 31, 2017, the Company determined overall exposure to price risk to be at an acceptable level.

DEBT FACILITIES
Credit facility
On April 8, 2016, the Company signed a credit agreement with an international bank for a credit facility (the “Facility”) for an aggregate amount of $35 million. The Facility bears interest at LIBOR plus 2.25% on the portion drawn. The LIBOR rate was reset on January 11, 2017. The Facility has a two-year term, maturing April 9, 2018. The proceeds from the Facility were used to repay the and outstanding loan which was assumed as part of the acquisition of Rio Alto on April 1, 2015.

On February 20, 2018 the Facility was repaid using cash from operations as a condition of closing the Second Amended and Restated Credit Facility.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Revolving credit facility

On August 10, 2015, the Company signed a credit agreement with a syndicate of international banks for a revolving credit facility (the “Revolving Facility”) for an aggregate amount of $150 million. Based on certain financial ratios, the Revolving Facility bears interest on the portion drawn, on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25% which is based on the Company’s consolidated net leverage ratio.

On July 18, 2017, the Company entered into an Amended and Restated Credit Agreement (“Amended Revolving Facility”) with a syndicate of lenders to increase its revolving credit facility from $150 million to $300 million with a US$50 million accordion feature and to extend the term to July 19, 2021. The Amended Revolving Facility included terms that limited borrowing to a maximum of $75 million during the suspension of the mining license at Escobal as a result of the CALAS claim. In the event the Company's mining license at Escobal remained suspended as of April 1, 2018, an event of default under the Revolving Facility would have occurred. The Amended Revolving Facility was superseded, amended and restated on February 20, 2018 by the Second Amended and Restated Revolving Facility, as described below.

Based on certain financial ratios, the Amended Revolving Facility bore interest on the portion drawn, on a sliding scale of LIBOR plus between 2.15% to 3.125% or a base rate plus 1.125% to 2.125% which was based on the Company’s consolidated net leverage ratio. The Amended Revolving Facility was secured by the assets of the Company and its subsidiaries: Escobal Resources Holding Limited, Minera San Rafael, S.A., Tahoe Resources ULC, Lake Shore Gold Corp., Mexican Silver Mines Limited, La Arena S.A., Shahuindo SAC and Shahuindo Exploraciones.  Additionally, the Amended Revolving Facility contained covenants that, among other things, limited the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all its of its assets to any other person. Proceeds may be used for liquidity and general corporate purposes.

Standby fees for the undrawn portion of the Amended Revolving Facility were also on a similar sliding scale basis of between 0.48% and 0.70% (previously 0.56% and 0.81%) and were $0.9 million for 2017 (2016: $0.9 million).

On February 20, 2018 the Company announced the closing of its Second Amended and Restated Revolving Facility with its bank syndicate. The Company now has access to a $175 million revolving credit facility which includes a $25 million accordion feature, for total access of $200 million in capital. The revised facility matures on July 19, 2021. The Second Amended and Restated Revolving Facility is structured on the strength of Tahoe’s gold business alone, and access to the facility does not rely on the operation of the Escobal mine.

The Bank of Nova Scotia and HSBC Securities (USA) Inc. are the co-leads for the Second Amended and Restated Revolving Facility , with The Bank of Nova Scotia acting as the administrative agent. The facility bears interest on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25%, which is determined based upon the Company's consolidated net leverage ratio. Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.5063% and 0.7313%.

LEASE OBLIGATIONS
As part of the acquisition of Lake Shore Gold on April 1, 2016, the Company acquired finance lease obligations related to equipment and vehicles, expiring between 2016 and 2018 with interest rates between 0.9% and 6.85%. The Company has the option to purchase the equipment and vehicles leased at the end of the terms of the leases, for a nominal amount. The Company’s obligations under the finance leases are secured by the lessor’s title to the leased assets. The fair values of the finance lease liabilities approximate their carrying amount.
In addition to the finance leases acquired as part of the acquisition of Lake Shore Gold, the Company also acquired a finance lease obligation in the form of a sale-leaseback transaction whereby the Company sold certain mobile equipment for CAD$7.3 million and leased them back for a period of 36 months. The sale-leaseback bore interest at 3.7% and was paid through 12 quarterly installments of principal and interest with the final payment having been paid on October 1, 2016. Upon final payment, the Company elected the option to purchase all the equipment for CAD$1.3 million.
At December 31, 2017, the Company had total lease obligations of $7.8 million (December 31, 2016: $15.9 million).

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

COMMITMENTS AND CONTINGENCIES
The Company’s significant undiscounted commitments at December 31, 2017 were as follows:

				December 31,	December 31,
				2017	2016
	1 year	2-5 years	5+ years	Total	Total
Accounts payable and accrued liabilities	$110,084	$—	$—	$110,084	$129,170
Debt	35,000	—	—	35,000	35,000
Income tax payable	2,277	—	—	2,277	10,733
Lease and contractual agreements	23,087	3,261	210	26,558	15,946
Commitments(1)	70,513	418	—	70,931	123,481
Other non-current liabilities	2,780	2,779	—	5,559	24,917
Reclamation provision	717	19,261	73,360	93,338	99,273
	$244,458	$25,719	$73,570	$343,747	$438,520

(1)	Commitments to purchase equipment, services, materials and supplies.
Off balance sheet arrangements
The Company currently has no off-balance sheet arrangements.

USE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The principal financial instruments currently affecting the Company’s financial condition are cash and cash equivalents, restricted cash, trade and other receivables (including provisionally priced accounts receivable), other financial assets, accounts payable and accrued liabilities, debt and finance leases. The Company’s exposure to credit risk on its foreign currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have strong credit ratings. A minimal amount of cash is held by banks in Barbados, Guatemala and Peru to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments and on deposit with stable institutions and are redeemable on demand.

RELATED PARTIES
Related party transactions
During the year ended December 31, 2017, the Company’s related parties included its subsidiaries, key management personnel, and Directors.
Key management personnel compensation
Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. In addition to their salaries, key management personnel, including the Board of Directors, Officers and senior management, receive bonuses and also participate in the Company’s Share Plan.
Key management personnel compensation included in general administrative expenses were as follows:

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	2017	2016
Short-term employee benefits(1)	$8,804	$8,870
Share-based payments	5,163	5,948
	$13,967	$14,818

(1)	Short-term employee benefits include salaries, bonuses and other annual employee benefits paid during the year.

RECLAMATION AND CLOSURE
The Company has an obligation to reclaim its properties. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carrying amount of the related assets is recorded and amortized over the life of the asset.
In determining the discount rate to be used in the calculation of the present value of the future reclamation obligations, the Company combines risk and inflation rates specific to the country in which the reclamation will take place.
At December 31, 2017, the Company has estimated the present value of the future reclamation obligation arising from its activities to be $63.1 million (December 31, 2016: $64.2 million).
At December 31, 2017, the Company had letters of credit (“LOCs”) outstanding in the amount of $12.5 million and $5.2 million as partial guarantees of the La Arena and Shahuindo closure obligations as required by MEM. The LOCs were valid for one year with a renewal date of January 8, 2018. On January 3, 2018 the Company posted renewed LOCs under the same terms and totaling $13.3 million and $10.4 million for La Arena and Shahuindo, respectively.
At December 31, 2017, the Company had a bond outstanding in the amount of $9.5 million as partial guarantee of the Timmins mines closure obligations as required by the Ministry of Northern Development and Mines.

ASSET VALUATION
The Company assesses indicators of impairment on a quarterly basis for all CGUs and tests those CGUs for which indicators exist. Goodwill is tested at least annually or when there are indicators of impairment. The purpose of the impairment testing is to determine if the recoverable amount (greate of fair value less costs of disposal (“FVLCD”) and value in use) of a CGU is greater than its carrying value.
The Company identified six CGUs for which indicators of impairment were assessed: Escobal, La Arena oxides, La Arena II (previously La Arena sulfides), Shahuindo, Timmins mines and the Timmins Exploration Potential. In the current year, goodwill was tested at La Arena II and Timmins Exploration Potential, there were impairment indicators at the Escobal mine as it was on care and maintenance and no impairment was recognized in 2017 as a result of our analysis. Discounted cash flow models were prepared using long-term prices for gold of $1,307/oz, silver of $19.54/oz and copper of $3.30/lb (2016: $1,250/oz, silver price - $17.50/oz and copper price $3.00/lb), discount rates between 7.0% and 8.00% (2016: 6.50% and 8.75%) depending on the development stage of the operation or project. In-situ values were used for the impairment testing of exploration potential. Based on the results, for the year ended December 31, 2017, management concluded that there was no impairment or reversal of prior impairment for any of the CGUs.
There have been no events or changes in circumstances that would indicate either an impairment or the reversal of impairments previously taken of the Company’s assets during the period subsequent to December 31, 2017.

OUTSTANDING SHARE DATA
As at February 22, 2018, the Company had 312,775,761 issued and outstanding common shares, 3,825,025 issued and outstanding options and 417,000 issued and outstanding deferred share awards.

DIVIDENDS
The Company declared and paid dividends of nil and $43.7 million during Q4 2017 and 2017, respectively (Q4 2016 and 2016: $18.7 million and $69.4 million, respectively), including nil and $8.0 million in share-based dividends, respectively. This decrease in dividend payments over Q4 2016 and 2016 relates to the cessation

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

of the Company’s monthly dividend effective August 8, 2017 to preserve cash following the suspension of mining operations at the Escobal mine.
As a result of shareholder enrollment in the Dividend Reinvestment Plan, $8.0 million was reinvested for a total issuance of 1,010,844 common shares of the Company during 2017 (2016: $2.4 million and 256,747 shares)

CHANGES IN ACCOUNTING POLICIES AND STANDARDS
Application of new and revised accounting standards effective January 1, 2017
The Company has adopted the following new or amended IFRS standards for annual periods beginning on or after January 1, 2017. The Company has determined there to be no material impact on the consolidated financial statements upon adoption:

•	IAS 7 – Statement of Cash Flows; and

•	IAS 12 – Income Taxes.
Future accounting standards and interpretations
A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2017, and have not been applied in preparing these consolidated financial statements.
The Company has evaluated or is currently evaluating the impact the following standards are expected to have on its consolidated financial statements:

•	IFRS 9 – Financial Instruments;

•	IFRS 15 – Revenue from Contracts with Customers; and

•	IFRS 16 – Leases.
In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments” (“IFRS 9”), which replaces IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 is effective for annual periods beginning on or after January 1, 2018.
IFRS 9 provides a revised model for classification and measurement of financial assets, including a new “expected credit loss” impairment model. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held. IFRS 9 introduces a reformed approach to hedge accounting. IFRS 9 also largely retains the existing requirements in IAS 39 for the classification of financial liabilities.
The Company will adopt IFRS 9 for the annual period beginning January 1, 2018 on a retrospective basis, using certain available transitional provisions.
The Company has completed its assessment of the impact of IFRS 9 and does not expect the new standard to have a material impact on the consolidated financial statements.
In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). IFRS 15 replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets from Customers” and SIC 31 “Revenue - Barter Transactions Involving Advertising Services”, and is effective for annual periods beginning on or after January 1, 2018.
The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract‐based five‐step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.
The Company will adopt IFRS 15 for the annual period beginning January 1, 2018 using the modified retrospective approach. Under this approach, the Company will recognize transitional adjustments in retained earnings on the date of adoption (January 1, 2018), without restating the comparative financial statements on a retrospective basis.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The Company has completed its assessment of the impact of IFRS 15 and does not expect the new standard to have a material impact on the consolidated financial statements and there is no material impact at January 1, 2018.
IFRS 16 was issued by the IASB on January 13, 2016, and will replace IAS 17, Leases. The new Standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted if IFRS 15, Revenue from Contracts with Customers, has been applied. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s determination of: functional currency; forward market prices for quotational periods used in revenue recognition of provisional priced concentrate sales; asset carrying values, impairment charges of long-lived assets; Mineral Resources; the valuation of share-based payments; and amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.
Judgments
Commercial Production
In order to declare commercial production, a mine must be able to operate at levels intended by management. Prior to commercial production costs incurred are capitalized as part of the cost of placing the asset into service and proceeds from the sale of concentrates and doré are offset against the costs capitalized. Subsequent to the declaration of commercial production depletion of the costs incurred begins. Management considers several criteria in determining when a mine is operating at levels intended, and is therefore in commercial production.
Functional Currency
The functional currency for each of the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that for each subsidiary the functional currency is the United States dollar. When determining the functional currency certain judgments may be involved to assess the primary economic environment in which the entity operates. If there is a change in events or conditions which determined the primary economic environment, the Company re-evaluates the functional currency for each of the subsidiary impacted.
Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs.
The Company makes determinations whether development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, economic assessments and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.
Estimates
Revenue recognition
As is customary in the industry, revenue on provisionally priced concentrate sales is recognized based on relevant forward market prices. At each reporting period, provisionally priced concentrate sales are marked to market based on the estimated forward price for the quotational period stipulated in the contract. The adjustment to provisionally priced metal sold is included in concentrate revenue.
Estimated material in the Mineral Reserves

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The figures for Mineral Reserves and Mineral Resources are determined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators. NI 43-101 articulates the standards of disclosure for mineral projects including rules relating to the determination of Mineral Reserves and Mineral Resources. Management assesses the estimated Mineral Reserves and Mineral Resources used in the calculation of depletion at least annually, or whenever facts and circumstances warrant that an assessment should be made. Changes to estimates of Mineral Reserves and Mineral Resources and depletable costs including changes resulting from revisions to the Company's mine plans and changes in metal price forecasts can result in a change in future depletion rates.
Where commercial production has commenced but proven and probable Mineral Reserves have yet to be established, the carrying amounts of the Company’s depletable mineral interests are depleted based on the mineable portion of measured and indicated Mineral Resources.
Determination of Useful Lives
Plant and equipment other than mineral interests are depreciated using the straight-line method based on the specific asset’s useful life. Should the actual useful life of the plant or equipment vary from the initial estimation, future depreciation charges may change. Should the componentization of these like assets change, depreciation charges may vary materially in the future.
Impairment charges
At the end of each reporting period, the Company assesses whether any indication of impairment exists. Where an indicator of impairment exists, an impairment analysis is performed. The impairment analysis requires the use of estimates and assumptions including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax positions taken. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the individual assets or CGUs. In such circumstances, some or all of the carrying value of the assets or CGUs may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of operations and comprehensive income (loss).
Reclamation provision and site closure costs
The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant environmental, legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. Changes to these estimates and assumptions may result in future actual expenditures differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated prospectively based on the available facts and circumstances.
Income taxes
The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for saleable metals, production costs, interest rates and foreign currency exchange rates.
Valuation of inventory
All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, concentrate inventories, ore stacked on leach pads and ore in process. The estimates and assumptions include surveyed quantities of stockpiled ore, in-process volumes, contained metal content, recoverable metal content, costs to recover saleable metals, payable metal values once processed and the corresponding metals prices. Changes in these estimates can result in changes to the carrying amounts of inventories and mine operating costs of future periods.
Deferred stripping costs

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Stripping costs incurred during the production phase of a mineral property that relate to Mineral Reserves and Mineral Resources that will be mined in a future period are capitalized. The Company makes estimates of the stripping activity over the life of the component of reserves and resources which will be made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred.
Share-based compensation
The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend yield and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of share-based compensation.
Business combinations
The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to:

•	Estimates of Mineral Reserves, Mineral Resources and exploration potential acquired;

•	Future operating costs and capital expenditures;

•	Discount rates to determine fair value of assets acquired; and

•	Future metal prices and long-term foreign exchange rates.
Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.
Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.
There were no matters at December 31, 2017 that are reasonably expected to have a material effect on the consolidated financial statements of the Company.

NON-GAAP FINANCIAL MEASURES

NON-GAAP FINANCIAL MEASURES
The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings, adjusted earnings per share, and cash provided by operating activities before changes in working capital. These measures are not defined under IFRS and should not be considered in isolation. The Company’s Escobal mine primarily produces silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from Escobal and is therefore considered “by-product”. The Company’s La Arena, Shahuindo and Timmins mines primarily produce gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from these mines and is therefore considered “by-product”. The Company believes these measures may provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures. These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.
The Company also reports total operating costs (cost of sales) per ounce. The Company believes that this metric is important in assessing the performance of each of the Company’s sold metals and as a meaningful GAAP-based comparison to other mining companies. Total operating costs (cost of sales) per ounce sold is calculated by dividing the total operating costs by gold ounces sold. Total operating costs (cost of sales)

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

includes production costs, depreciation and depletion and royalties. The reconciliation of total operating costs (cost of sales) to total cash costs is included in the total cash cost and total production cost tables below.

Consolidated adjusted earnings (loss) and consolidated adjusted earnings (loss) per share
The Company has adopted the reporting of consolidated adjusted earnings (“adjusted earnings)” and consolidated adjusted earnings per share (“adjusted earnings per share”) as a non-GAAP measure of a precious metals mining company’s operating performance. This measure has no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated earnings or consolidated earnings per share and should be read in conjunction with such GAAP measures. Adjusted earnings and adjusted earnings per share are calculated as earnings excluding i) non-cash impairment losses and reversals on mineral interests and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives other than provisionally priced trade receivables, v) loss on extinguishment of the Lake Shore Debentures, vi) gains or losses on sale of assets and vii) costs related to the acquisition of Lake Shore Gold and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance.
The Company calculates adjusted earnings and adjusted earnings per share on a consolidated basis.

	Q4 2017	Q4 2016	2017	2016
Earnings (loss)	$(18,010)	$315	$81,793	$117,876
Unrealized foreign exchange loss	332	(1,284)	2,218	539
Acquisition costs	—	49	—	11,134
Deferred tax(3)	—	19,335	—	19,335
Loss on conversion of debentures	—	—	—	32,304
Loss (gain) on derivative instruments (currency swap)	—	—	—	(803)
Adjusted earnings	$(17,678)	$18,415	$84,011	$180,385
Weighted average common shares outstanding
Basic (000’s)	313,193	311,653	312,804	289,727
Diluted (000’s)	313,200	311,786	312,834	289,988
Adjusted earnings per share
Basic	$(0.06)	$0.06	$0.27	$0.62
Diluted	$(0.06)	$0.06	$0.27	$0.62

(1)	Results of the Timmins mines prior to the date of acquisition of Lake Shore Gold on April 1, 2016 were excluded.

(2)	Costs related to the acquisition of Lake Shore Gold on April 1, 2016.

(3)	Adjusted to reflect the impact of a non-cash deferred tax charge resulting from a change in enacted rates in Peru.
Total cash costs before and net of by-product credits
The Company reports total cash costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute ("The Institute”) for the reporting of total cash costs (silver) and the generally accepted standard of reporting total cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry and serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of silver production by silver mining companies. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken alone, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.  Total cash costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the total cash

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

costs associated with an ounce of silver or gold, the Company deducts by-product credits from sales which are incidental to producing silver and gold.
Total cash costs per ounce of produced silver net of by-product credits incorporate all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation which are non-cash in nature, and include by-product gold, lead and zinc credits, and treatment and refining charges included within revenue.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs per ounce of produced silver net of by-product credits to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits as the Company considers that the cost to produce the silver is reduced as a result of the by-product sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.
Total cash costs (silver)
Total cash costs per ounce of produced silver, net of by-product credits

	Q4 2017	Q4 2016	2017	2016
Total operating costs (cost of sales)(1)	$—	$52,524	$95,854	$200,497
Depreciation and depletion	—	(12,903)	(29,052)	(53,204)
Change in product inventory	—	(2,558)	6,329	(1,139)
Treatment and refining charges	—	8,173	16,205	32,600
Total cash costs before by-product credits	$—	$45,236	$89,336	$178,754
By Product credits(2)	—	(14,121)	(29,740)	(54,925)
Total cash costs net of by-product credits	$—	$31,115	$59,596	$123,829
Silver ounces sold in concentrate (000’s)	—	4,470	9,773	18,996
Silver ounces produced in concentrate (000’s)	—	4,801	9,692	21,189
Total operating costs (cost of sales) per ounce sold	$—	$11.75	$9.81	$10.55
Total cash costs per ounce produced before by-product credits	$—	$9.42	$9.22	$8.44
Total cash costs per ounce produced net of by-product credits	$—	$6.48	$6.15	$5.84

(1)
Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties. All 2017 YTD costs for silver were through Q2 2017 as no silver was produced in Q3 or Q4 2017.

(2)	Gold, lead and zinc by-product credits were calculated as follows:

	Q4 2017				Q4 2016
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	—	—	—	—	1,820	$1,050	$1,910	$0.40
Lead Tonnes	—	—	—	—	2,288	$3,303	$7,554	$1.57
Zinc Tonnes	—	—	—	—	2,840	$1,640	$4,657	$0.97

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	2017				2016
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	3,554	$1,281	$4,555	$0.47	7,676	$1,330	$10,213	$0.48
Lead Tonnes	4,085	$2,369	$9,679	$1.00	8,993	$2,448	$22,019	$1.04
Zinc Tonnes	5,568	$2,785	$15,508	$1.60	12,345	$1,838	$22,693	$1.07

(3)	Numbers in tables may not calculate due to rounding.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total cash costs (gold)
Total cash costs per ounce of produced gold, net of by-product credits

	Q4 2017
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(2)	$58,070	$10,660	$41,924	$110,654
Depreciation and depletion	(28,499)	3,374	(15,522)	(40,647)
Change in product inventory	(5,141)	196	3,888	(1,057)
Smelting and refining charges	221	75	36	332
Total cash costs before by-product credits	$24,651	$14,305	$30,326	$69,282
Silver credit(3)	(118)	(571)	(83)	(772)
Total cash costs net of by-product credits	$24,533	$13,734	$30,243	$68,510
Gold ounces sold (000’s)	39.5	18.7	34.7	92.9
Gold ounces produced(1) (000’s)	47.2	18.6	40.0	105.8
Total operating costs (cost of sales) per ounce sold	$1,471	$570	$1,208	$1,191
Total cash costs per ounce produced before by-product credits	$523	$768	$759	$655
Total cash costs per ounce produced net of by-product credits	$520	$737	$756	$648

	2017
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(2)	$174,468	$65,313	$171,638	$411,419
Depreciation and depletion	(48,092)	(11,452)	(60,614)	(120,158)
Change in product inventory	(9,739)	483	2,323	(6,933)
Smelting and refining charges	1,031	384	175	1,590
Total cash costs before by-product credits	$117,668	$54,728	$113,522	$285,918
Silver credit(3)	(487)	(1,917)	(358)	(2,762)
Total cash costs net of by-product credits	$117,181	$52,811	$113,164	$283,156
Gold ounces sold (000’s)	187.8	74.6	169.5	431.9
Gold ounces produced(1) (000’s)	195.6	79.0	167.0	441.6
Total operating costs (cost of sales) per ounce sold	$929	$876	$1,013	$953
Total cash costs per ounce produced before by-product credits	$602	$692	$680	$647
Total cash costs per ounce produced net of by-product credits	$599	$668	$678	$641

(1)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.

(2)	Consolidated silver by-product credits were calculated as follows:

	Q4 2017				2017
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces	46,452	$16.61	$772	$7.29	162,415	$17.01	$2,762	$6.25

(3)	Numbers in table may not calculate due to rounding.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q4 2016(3)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(4)	$36,083	$18,929	$34,016	$89,028
Depreciation and depletion	(9,732)	(5,548)	(14,320)	(29,600)
Change in product inventory	2,951	469	6,389	9,809
Smelting and refining charges	810	92	49	951
Total cash costs before by-product credits	$30,112	$13,942	$26,134	$70,188
Silver credit(7)	(100)	(348)	(83)	(531)
Total cash costs net of by-product credits	$30,012	$13,594	$26,051	$69,657
Gold ounces sold (000’s)	53.0	12.9	33.0	98.9
Gold ounces produced(6) (000’s)	58.1	13.8	45.3	117.2
Total operating costs (cost of sales) per ounce sold	$680	$1,473	$1,030	$900
Total cash costs per ounce produced before by-product credits	$518	$1,014	$576	$599
Total cash costs per ounce produced net of by-product credits	$516	$989	$575	$594

	2016(1)(2)(3)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(4)(5)	$143,008	$35,134	$101,739	$279,881
Depreciation and depletion	(27,779)	(10,016)	(33,745)	(71,540)
Change in product inventory	4,994	2,471	6,843	14,308
Smelting and refining charges	1,814	262	133	2,209
Total cash costs before by-product credits	$122,037	$27,851	$74,970	$224,858
Silver credit(7)	(385)	(721)	(261)	(1,367)
Total cash costs net of by-product credits	$121,652	$27,130	$74,709	$223,491
Gold ounces sold (000’s)	198.6	36.7	107.6	343.0
Gold ounces produced(6) (000’s)	204.1	35.0	121.6	360.7
Total operating costs (cost of sales) per ounce sold	$720	$956	$946	$816
Total cash costs per ounce produced before by-product credits	$598	$796	$617	$623
Total cash costs per ounce produced net of by-product credits	$596	$775	$615	$620

(1)	2016 figures include data from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold.

(2)	2016 figures include data from Shahuindo beginning May 1, 2016, the commencement date of commercial production.

(3)
Change in product inventory at Shahuindo for Q4 2016 and 2016 includes costs related to gold produced in doré, but not sold as at December 31, 2016. Costs associated with the build-up of stockpile during the commissioning phase which remained work in process inventory at December 31, 2016 have been excluded from the inventory movements in the period.

(4)	Total operating costs (cost of sales) included production costs, depreciation and depletion, royalties and smelting and refining charges.

(5)	Gold ounces produced at La Arena are gold ounces produced in doré.

(6)	Silver by-product credits were calculated as follows:

	Q4 2016				2016
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces	26,310	$20.18	$531	$4.53	68,830	$19.86	$1,367	$3.79

(7)	Table has been updated to reflect current period presentation with no impact to the cash costs previously presented.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(8)	Numbers in table may not calculate due to rounding.
All-in sustaining costs
The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council (“WGC”), the market development organization for the gold industry. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.
All-in sustaining costs include total cash costs incurred at the Company’s mining operations, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this measure represents the total costs of producing silver and gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
All-in sustaining costs (silver)
Total all-in sustaining costs per ounce of produced silver, net of by-product credits
The following tables reconciling total all-in sustaining costs per ounce of produced silver, net of by-product credits to the consolidated financial statements should be read in conjunction with the prior tables which reconcile total cash costs net of by-product credits to total operating costs.

	Q4 2017	Q4 2016	2017	2016
Total cash costs net of by-product credits	$—	$31,115	$59,596	$123,829
Sustaining capital(1)	—	10,295	19,062	27,030
Exploration	—	281	498	1,002
Reclamation cost accretion	—	57	123	198
General and administrative expenses	—	5,129	7,032	18,655
All-in sustaining costs	$—	$46,877	$86,311	$170,714
Silver ounces produced in concentrate (000’s)	—	4,801	9,692	21,189
All-in sustaining costs per ounce produced net of by-product credits	$—	$9.76	$8.91	$8.06
(1) Sustaining capital includes underground development and surface sustaining capital expenditures.
(2) Q4 YTD 2017 silver numbers reflect actual through Q2 2017 as no silver was produced in Q3 or Q4 2017.
(3) Numbers in table may not calculate due to rounding.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

All-in sustaining costs (gold)
Total all-in sustaining costs per ounce of produced gold, net of by-product credits

	Q4 2017
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$24,533	$13,734	$30,243	$68,510
Sustaining capital	12,013	7,388	10,565	29,966
Exploration	126	979	1,458	2,563
Reclamation cost accretion	336	219	43	598
General and administrative expenses	3,301	2,142	2,160	7,603
All-in sustaining costs	$40,309	$24,462	$44,469	$109,240
Gold ounces produced (000’s)	47.2	18.6	40.0	105.8
All-in sustaining costs per ounce produced net of by-product credits	$855	$1,313	$1,112	$1,033

	2017
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$117,181	$52,811	$113,164	$283,156
Sustaining capital	32,019	22,222	46,825	101,066
Exploration	975	4,701	7,809	13,485
Reclamation cost accretion	1,358	868	138	2,364
General and administrative expenses	12,079	8,248	9,328	29,655
All-in sustaining costs	$163,612	$88,850	$177,264	$429,726
Gold ounces produced (000’s)	195.6	79.0	167.0	441.6
All-in sustaining costs per ounce produced net of by-product credits	$837	$1,124	$1,062	$973

(1)	Numbers in table may not calculate due to rounding.

	Q4 2016
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$30,012	$13,594	$26,051	$69,657
Sustaining capital	13,560	2,307	14,686	30,553
Exploration	568	1,594	2,518	4,680
Reclamation cost accretion	308	177	41	526
General and administrative expenses(3)	1,268	3,132	938	5,338
All-in sustaining costs	45,716	20,804	44,234	110,754
Gold ounces produced in doré (000’s)	58.1	13.8	45.3	117.2
All-in sustaining costs per ounce produced net of by-product credits	$787	$1,508	$976	$945

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	2016(1)(2)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$121,652	$27,130	$74,709	$223,491
Sustaining capital	35,272	5,833	45,123	86,228
Exploration	1,664	3,751	5,062	10,477
Reclamation cost accretion	1,266	816	90	2,172
General and administrative expenses(3)	11,024	3,135	3,559	17,718
All-in sustaining costs	170,878	40,665	128,543	340,086
Gold ounces produced in doré (000’s)	204.1	35.0	121.6	360.7
All-in sustaining costs per ounce produced net of by-product credits	$837	$1,162	$1,057	$943

(1)	2016 figures include data from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold.

(2)	2016 figures include data from Shahuindo beginning May 1, 2016, the commencement date of commercial production.

(3)	General and administrative expenses at Shahuindo included a year-to-date adjustment to assign certain costs to production and other expense.

(4)	Numbers in table may not calculate due to rounding.

Cash provided by operating activities before changes in working capital
Cash provided by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash but before changes in working capital. Net cash provided by operating activities represents the cash flows generating by operating activities after changes in working capital and income taxes paid. Management believes that these measures provide useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operations.

The non-GAAP measures described above do not have standardized meanings prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers.

	Q4 2017	Q4 2016	2017	2016
Cash provided by operating activities before changes in working capital(1)	$23,988	$74,669	$287,014	$385,926
Cash provided by operating activities(1)	$18,081	$107,804	$234,264	$249,454
Basic weighted average common shares outstanding	313,193	311,653	312,804	289,727
(1) Refer to the consolidated statement of cash flows in the Company’s consolidated financial statements for a detailed reconciliation from earnings and total comprehensive income to cash provided by operating activities before changes in working capital and net cash provided by operating activities.
RISK FACTORS
Our business is the operation, exploration, development and acquisition of mining properties. Due to the high risk nature of our business, our operations are speculative. The risk factors described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements and forward-looking information relating to us or our business.

This Management’s Discussion and Analysis also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described in the documents incorporated by reference herein. Please see “Cautionary Note Regarding Forward-looking Statements.”

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Metal Price Fluctuations
The majority of our revenue is derived from the sale of gold and silver. Therefore, fluctuations in the prices of these commodities represent one of the most significant factors that we expect will affect our future operations and potential profitability. The price of gold and silver and other metals fluctuate widely and are affected by numerous factors beyond our control, including:
•levels of supply and demand,
•global or regional consumptive patterns,
•sales by government holders,
•metal stock levels maintained by producers and others,
•increased production due to new mine developments and improved mining and production methods,
•speculative activities related to the sale of metals,
•availability and costs of metal substitutes,
•international and regional economic and political conditions,
•interest rates, currency values, and inflation.
Declining market prices for these metals could materially adversely affect our results of operations, cash flows and financial position.
Impact of Declines in Commodity Prices of Reserves
If our Mineral Reserve calculations and life-of-mine plans are required to be revised using significantly lower gold and silver prices, this could negatively impact our Mineral Reserve calculations and the feasibility of our projects, resulting in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed which may have a material adverse effect on our results of operation, cash flow and financial position.
Concentration of Our Business in Gold and Silver Industries
We are concentrated in the gold and silver mining industries, and as such, our profitability will be sensitive to changes in, and our performance will depend to a greater extent on, the overall condition of the gold and silver mining industries. We may be susceptible to an increased risk of loss, including losses due to adverse occurrences affecting us more than the market as a whole, as a result of the fact that our operations are concentrated in the gold and silver mining sector.
Developments Regarding Indigenous Peoples
Some of our operations are situated in areas presently or previously inhabited or used by indigenous peoples, triggering various international and national laws, codes, resolutions, conventions, guidelines, and imposing obligations on government and companies relating to the rights of indigenous people. These may include a mandate that government consult with communities surrounding our projects and mines regarding actions affecting local stakeholders, prior to granting us mining rights, permits or approvals. Applicable conventions such as the ILO Convention 169, which has been ratified by Guatemala and Peru, is an example of such an international convention. Examples of developments in this area include the United Nations Declaration of the Rights of Indigenous People and the International Finance Corporation’s revised Performance Standard 7, which requires governments to obtain the free, prior, and informed consent of indigenous peoples who may be affected by government action (such as the granting of mining concessions or approval of mine permits). There is an increasing level of public concern relating to the perceived effect of mining activities on indigenous communities. The evolving expectations related to human rights, indigenous rights and, environmental protection may result in opposition to our current and future operations or further development or new development of our projects and mines. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities, including attacks against our assets or personnel, and may have a negative impact on our reputation and operations. Opposition by any of the aforementioned groups to our operations may require modification of, or preclude the operation or development of, our projects and mines or may require us to enter into agreements with such groups or local governments with respect to our projects and mines, in some cases, causing increased cost and considerable delays to the advancement of our projects which in turn could have a material adverse effect on our reputation, financial position, cash flow and results of operations.
Adverse Developments Affecting Our Properties
The La Arena, Shahuindo and Timmins Mines currently represent 100% of our revenue producing operations. Any adverse development affecting these mines or our ability to conduct mining operations at these mines

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

due to suspension or loss of mining permits, licenses or credentials, protests, roadblocks or blockades that prevent supplies from entering the mine, production from leaving the mine and employees and contractors from entering and leaving the mine, if other than temporary, or other action or events, could have a material and adverse effect on our results of operations, including potential production, Mineral Reserves and Mineral Resources, revenues, profitability, and our financial performance, cash flows and financial position.
In addition, if we are unable to resolve successfully the ongoing dispute involving the Escobal Mine in Guatemala, including the ongoing legal proceedings and court orders regarding the licenses, permits and credentials necessary to conduct mining operations at the Escobal Mine by Minera San Rafael which results in a continuing or permanent suspension of mining operations, or if following a resumption of mining operations at the Escobal Mine there is a subsequent failure by MEM to renew the export credential or adequately conduct court-ordered consultation or if MSR is unable to comply with the results of such consultation process, of if future interference in the form of roadblocks, blockades, protests, future failures to obtains necessary license, permit credential renewals or otherwise, which results in a future suspension of mining operations, each could have a material and adverse effect on our results of operations, including potential production, Mineral Reserves and Mineral Resources, revenues, profitability, and our financial performance, cash flows and financial position.
Obtaining and Renewing Licenses and Permits
In the ordinary course of business, we are and will be required to obtain, maintain and renew governmental licenses or permits for the operation and expansion of our Mines and those projects currently in development for the development, construction and commencement of mining at our existing properties or those we acquire in the future. Obtaining or renewing the necessary governmental licenses, permits or credentials is a complex and time-consuming process involving numerous jurisdictions and often involving public comment periods and costly undertakings on our part. The duration and success of our efforts to obtain and renew licenses, permits and credentials are contingent upon many variables not within our control, including local politics, legal challenges and the interpretation of applicable requirements implemented by the licensing authority. Any unexpected suspensions, such as the prior provisional suspension of the Escobal mining license of MSR and the continuing legal challenges, disputes and appeals of the suspension’s revocation; a suspension of the Escobal mining license as a result of the failure by MEM to adequately conduct court ordered consultation or MSR’s inability to comply with the results of such consultation process; other revocations of licenses, permits or credentials, including reconnaissance, exploration and exploitation licenses and export credentials; disputes or refusals to issue or renew required licenses, permits or credentials, such as the current failure by MEM to renew and reissue MSR’s export credential prior to its expiration in August 2017; or delays or costs associated with the licensing, permitting or credentialing processes could prevent or delay the development or impede the operation of a mine, which could materially and adversely impact our results of operations, profitability, cash flows and financial condition.
Development and Operation of Mines
Ongoing development and operation of the Escobal, La Arena, Shahuindo and Timmins Mines depends upon our ability to consistently mine to design parameters and to process mined material at approximate design throughput rates. The long-term commercial viability of our Mines is also dependent upon a number of factors, some of which relate to the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond our control. As a result, there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Failure to do so could have a material adverse impact on our operations and potential future profitability.
Community Action
In recent years, communities of indigenous people, informal miners, non-governmental organizations (“NGOs”) and others in Guatemala and Peru have become more vocal and negative with respect to regulated mining activities in their countries. These communities and NGOs have taken actions such as road closures, work stoppages and initiating lawsuits to challenge mining permits and to sue for environmental and personal injury damages. In addition, they have petitioned human rights organizations, including the Inter American Commission on Human Rights, alleging human rights violations associated with mining operations, and the Canadian National Contact Point, alleging violations of the Organisation for Economic Co-operation and Development Guidelines for Multinational Enterprises, in support of their anti-mining activities. These actions relate not only to current activities but often in respect to decades-old mining disputes and activities by prior owners of mining properties.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Beginning in June 2017, a group of protesters near the town of Casillas blocked the primary road that connects Guatemala City to the Escobal Mine near San Rafael Las Flores, which road blockage continues as of the date of this filing and which has become violent at times. Protests and disputes, such as the roadblock in Casillas affecting the Escobal mine, represent a social risk in the area in which our mines are located and these and similar actions by communities and NGOs may have a material adverse effect on our operations at our mines and other development properties and on our financial position, cash flow and results of operations.
Matters Related to Aboriginal Rights in Canada
Our Canadian mines, mineral properties and related mineral interests are located on and beneath lands that are or may be subject to claims of constitutionally protected aboriginal rights, aboriginal title and treaty rights. Canadian courts have set out certain tests that governments must adhere to in any permitting decisions that may affect asserted or established aboriginal rights and aboriginal title as well as treaty rights. This includes requirements for aboriginal consultation and, if appropriate, accommodation in respect of claimed but unproven aboriginal rights and title. It also includes requirements that must be met in order to justify any infringement of treaty rights, established aboriginal rights or aboriginal title (if proven and aboriginal consent has not been obtained).
The duties of consultation, accommodation and, where applicable, justification for infringement of aboriginal rights, aboriginal title and treaty rights apply to the federal and provincial governments, not to private companies. Canadian courts however, have held that governments can delegate certain procedural aspects of the duty to consult to private parties. Further, these governmental duties could affect our interests in various indirect ways, including potential legal challenges to governmental permits that have been issued, challenges or delays in securing permits and approvals in future, the imposition of terms and conditions to address aboriginal interests and claims to lands or mineral interests. The failure to reach agreements regarding aboriginal rights could have an adverse effect on our reputation, results of operations and profitability.
Operations in Guatemala, Peru and Canada
Our operations in each of the jurisdictions in which we operates are exposed to various levels of political, economic, social and geographical risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to:

•	terrorism,

•	military repression,

•	expropriation, extreme fluctuations in currency exchange rates,

•	high rates of inflation,

•	labour unrest,

•	protests, roadblocks or other forms of public expression against our activities,

•	the risks of war, civil or social unrest, crime or other violence,

•
renegotiation or nullification of existing concessions, licenses, permits and contracts, ability of governments to unilaterally alter agreements; government imposed supply laws, including laws, establishing, among other things, profit margins, production quotas, maximum and minimum price, levels and the ability to confiscate merchandise in certain circumstances,

•	surface land access issues,

•	road blockages or blockades,

•	illegal mining,

•	political, judicial and business corruption,

•	changes in taxation policies, regulations and laws,

•	restrictions on foreign exchange and repatriation, and

•
changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

The occurrence of mining regime changes adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which we operate that affect foreign ownership, mineral exploration, development or mining activities, may affect our viability and profitability.
Violence in Some Jurisdictions
In recent years, criminal activity and violence has spread from border areas of Mexico to neighboring Guatemala. As a result, violent confrontations with authorities and others have steadily increased. Many incidents of crime and violence go unreported and law enforcement authorities’ efforts to reduce criminal

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

activity are challenged by a lack of resources, corruption and the power of organized crime. Incidents of violence and vandalism have occasionally affected our employees, contractors and their families, including recent incidents surrounding the roadblock in Casillas, Guatemala where violent tactics have included stopping and attacking trucks, the shooting of a helicopter carrying fuel to the mine and threats and abuse of mine workers and contractors. We can provide no assurance that security incidents, in the future, will not have a material adverse effect on our operations, especially if violence and criminal activity continue to escalate. Such incidents may halt or delay production, increase operating costs, result in harm to our employees, contractors or visitors, decrease operational efficiency due to employee absenteeism and other factors, increase community tensions or otherwise adversely affect our ability to conduct business.
Political Unrest and Instability
Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis leading to major social upheaval in Guatemala occurred in 1983 and constitutional government was not restored until 1985. In the past two decades, Guatemala has made progress in restructuring its political institutions and establishing democratic processes, however the country still suffers from social problems, including, but not limited to, a high crime rate, political corruption, malnutrition, poverty and uncertain land tenure. For example, in late January 2018, Guatemalan prosecutors announced the arrest of several business executives and former government officials implicated in a fraudulent tax-refund scandal. Renewed political unrest, changing governmental attitudes towards mining, political crises or other such issues associated with operations in a developing country could adversely affect our operations at the Escobal Mine or our ability to obtain financing necessary for such projects.
After a decade of political instability and one of its worst economic crises in history, Peru has experienced relative political stability and economic growth since the mid-1990s as a result of the restructuring of Peruvian institutions to create a free-market economy. Recently, there have been corruption investigations regarding possible payments to several current and prior government officials by the Brazilian construction company Odebrecht. In December 2017, the Peruvian Congress voted for a debate to occur on the potential dismissal of President Pedro Pablo Kuczynski for “permanent moral incapacity,” in connection with the receipt of alleged payments by Odebrecht to an affiliated company of President Kuczynski when he was finance minister in the early 2000’s. The motion to dismiss the President failed to reach the required special majority of affirmative votes and President Kuczynski remains in office. Such potential for corruption and political tension as well as poverty, unemployment, and social conflict still occur and may result in an adverse effect on our operations.
Licenses and Title to Assets
Title insurance generally is not available for our properties, and our ability to ensure that we have obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. We can provide no assurances that there are no title defects affecting our properties. Accordingly, our mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties. Any such defects or the inability to operate our properties as permitted could have a material adverse effect on our financial position, cash flow and results of operations.
Economic Uncertainties of Foreign Operations
As governments continue to struggle with deficits and concerns over the effects of depressed economies, the mining and metals sector has been targeted to raise revenue. Governments are continually assessing the fiscal terms of the economic rent for a mining company to exploit resources in their countries. Numerous countries, including, but not limited to Guatemala, have implemented changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including, but not limited to, changes of law affecting consultation with indigenous peoples, mandatory government participation, taxation and royalties, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, foreign ownership and takeovers, as well as requirements for local goods, supplies and employment of local and community staff or contractors or other benefits to be provided to local residents. The occurrence of the various factors and uncertainties related to the economic risks of operating in foreign jurisdictions cannot be accurately predicted and could have a material adverse effect on our operations or profitability.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Recently Opened Mines May Never Reach Full Production
We recently opened mines that have commenced commercial production, such as the Shahuindo Mine, and its projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs. Our production forecasts are based on full production being achieved at all of our mines and our ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. Production from these mines may be lower than anticipated if the anticipated full production rate cannot be achieved which could adversely affect our cash flows and results of operations.
Annual Production of Gold and Silver
Although our activities are primarily directed towards mining operations, our activities also include the exploration for, and development of, mineral deposits. We must continually explore to replace and expand our Mineral Reserves and Mineral Resources as our mines produce gold and silver and to a lesser degree lead and zinc. Our ability to maintain or increase our annual production of gold and silver depends in significant part on our ability to operate our mines according to our mine plans, to find new Mineral Reserves and Mineral Resources, to bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines. We can provide no assurance that we will be able to maintain or increase our annual production, bring new mines into production or expand the Mineral Reserves and Mineral Resources at our existing mines.
Governmental Laws and Regulations
Our operations, exploration and development activities are subject to the laws and regulations of Guatemala, Peru and Canada that govern various matters including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development, production, and post-closure reclamation of mines, imports and exports, price controls, taxation, mining royalties, labor standards and occupational health and safety, including mine safety and historic and cultural preservation.
The costs associated with legal compliance are substantial. In addition, possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which have been, or may be, implemented or threatened) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of our operations and planned operations at our mines and projects. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our operations, or possibly even those actions of parties from whom we acquired our mines or properties. Such legal actions could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations that may be imposed on us. Even with the application of considerable skill we may inadvertently fail to comply with certain laws. Failure to comply with laws and regulations could lead to financial restatements, fines, penalties, loss, reduction or expropriation of entitlements, revocation of permits and licenses, the imposition of additional local, foreign or governmental parties as joint venture partners with carried or other interests and other material negative impacts on us.
Environmental Regulations and Reclamation
All phases of our operations with respect to each of our mines and projects are, and will continue to be, subject to environmental regulation in the countries in which they operate. Environmental legislation in Guatemala, Peru and Canada involves strict standards and may entail increased scrutiny, fines and penalties for noncompliance, stringent environmental assessments of proposed projects and a high degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact our operations and future potential profitability. In addition, environmental hazards which are currently unknown may exist at our mines and projects. We may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial clean-up action or to pay for governmental remedial clean-up actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or by natural conditions. The costs of such clean-up actions may have a material adverse impact on our operations and future potential profitability.
Reclamation requirements are designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. We are, and will continue to be, subject to such requirements for our activities at our mines and projects. Planned reclamation expenditures are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Additionally, any significant environmental issues that may arise could lead to increased reclamation expenditures and could have a material adverse impact on our financial resources.
Regulatory Authority Requirements Regarding Financial Assurances
We are required by various governments in jurisdictions in which we operate to provide financial assurances sufficient to allow a third party to implement approved closure and reclamation plans if we are unable to do so. These laws are complex and vary from jurisdiction to jurisdiction. The laws govern the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance.
The amount and nature of the financial assurances are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Regulatory authorities may also require further financial assurances. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance we are required to post, we would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce our cash available for operations and financing activities. We can provide no assurance that we will be able to maintain or add to our current level of financial assurance or that we will have sufficient capital resources to further supplement our existing security, which could result in a material adverse effect on our operating results and financial condition.
Government Restrictions on Current Mining Methods
There has been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. In addition, the use of open pit mining techniques has come under scrutiny in certain mining jurisdictions, and some governments are reviewing the use of such methods. If legislation restricting or prohibiting the use of cyanide or open pit mining techniques were to be adopted in a region in which we operate, there would be a serious and adverse impact on our results of operations and financial position. Additionally, if the use of cyanide were to be restricted or prohibited in a jurisdiction in which our operations rely on the use of cyanide, it would have a significant adverse impact on our results of operations and financial condition as there are few, if any, substitutes for cyanide that are as effective in extracting gold from the ore.
Tax Changes
Our operations in multiple tax jurisdictions increase our susceptibility to sudden tax changes. The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, Guatemala and Peru or any of the countries in which our operations or business is located, could result in an increase in our taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws will not be changed, interpreted or applied in a manner that could result in our profits being subject to additional taxation or that could otherwise have a material adverse effect on us.
Financial Projections are Only Estimates
We prepare estimates and projections of our future production. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on operations being conducted consistent with existing mine plans and other assumptions which change from time to time, including the availability, accessibility, sufficiency and quality of ore, our costs of production, our ability to sustain and increase production levels, the sufficiency of our infrastructure, the performance of our workforce and equipment, our ability to maintain and obtain mining interests, licenses, and permits and our compliance with existing and future laws and regulations. Our actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages, strikes, protests, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on our future cash flows, business, results of operations and financial condition.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Operating Cash Flow
Changes in production costs could have a major impact on profitability. Our main production expenses are personnel and contractor costs, materials and energy. Changes in costs of our mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel), scarcity of labor and other factors beyond our control which could result in changes in profitability or Mineral Resource or Mineral Reserve estimates.
We prepare estimates of future cash costs and capital costs for our operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on our future results of operations or financial condition.
Failure to achieve anticipated production levels would have a material adverse impact on our cash flow and future profitability. Our failure to achieve profitability and positive operating cash flows could have a material adverse effect on our financial condition and results of operations.
Indebtedness
We currently have an aggregate consolidated indebtedness of approximately $42.8 million including a current credit facility, capital lease and other obligations. As a result of this indebtedness, we are required to use a portion of our cash flow to service principal and interest on this debt, which will limit the cash flow available for other business opportunities. Our ability to make scheduled principal payments, pay interest on or refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Unexpected delays in production, the suspension of our mining licenses, or other operational problems could impact our ability to service the debt and make necessary capital expenditures when the debt becomes due. If we are unable to generate such cash flow to timely repay any debt outstanding, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.
Liquidity and Counterparty
We are exposed to liquidity and various counterparty risks. We are also exposed to liquidity risks in meeting our capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans and other credit facilities in the future and, if obtained, on terms favorable to us. Furthermore, actions taken by central banks to impact fiscal and monetary policies have increased levels of volatility and market turmoil. As a result of this uncertainty, our planned growth could be adversely impacted and the trading price of our securities could be adversely affected.
Foreign Exchange Rate Fluctuations
Fluctuations in currency exchange rates, particularly the weakening of the U.S. dollar against the Guatemalan quetzal, the Peruvian sol or the Canadian dollar, could have a significant effect on our results of operations. Any hedging activities we undertake in order to minimize these effects on our operating results may not be successful.
Financing Requirements
The mining, development, expansion and exploration of our properties, will require ongoing financing as a result of various factors including the potential for rising and unforeseen costs and fluctuations in metal prices. We must generate sufficient internal cash flow or be able to utilize available financing sources to finance our growth and sustaining capital requirements. If we do not realize satisfactory prices for the metals that we will produce, we could be required to raise significant additional capital through equity financings in the capital markets, which may involve substantial dilution to existing Shareholders, or we could be required to incur significant borrowings through debt financings to meet our capital requirements. If these financings are required, no assurance can be given that we will be able to raise capital or incur debt on acceptable terms and even if we are able to do so, the our cost of raising capital in the future may be adversely affected. Debt and other mezzanine financing may involve a pledge of assets and may be senior to interests of Shareholders. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the precious metals industry in particular) the location of the Escobal Mine in Guatemala, the locations

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

of the La Arena Mine and the Shahuindo Mine in Peru, the price of silver and gold on the commodities markets (which will impact the amount of asset-based financing available), and/or the loss of key management personnel.
In addition, if we are required to make significant interest and principal payments resulting from a debt financing, our financial condition and ability to raise additional funds may be adversely impacted. Any significant delay in developing our projects or in achieving commercial production from our projects on a consistent basis or the incurring of capital costs that are significantly higher than estimated, could have a significant adverse effect on our results of operations, cash flow from operations and financial condition.
Access to Capital
Any changes to our current projections or any new development or acquisition activity may require substantial additional capital. When such additional capital is required, we will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favorable to us and might involve substantial dilution to existing shareholders. We may not be successful in locating suitable financing transactions in the time period required or at all, and may not obtain the capital required by other means. A failure to raise capital when needed would have a material adverse effect on our business, financial condition and results of operations. Any future issuance of common shares to raise required capital will be dilutive to our shareholders. In addition, debt and other mezzanine financing may involve a pledge of assets and may be senior to interests of equity holders. We may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the precious metals industry in particular) the location of the Escobal Mine in Guatemala, the locations of the La Arena Mine and the Shahuindo Mine in Peru, the price of silver and gold on the commodities markets (which will impact the amount of asset-based financing available), and/or the loss of key management personnel. Failure to obtain necessary capital on reasonable terms may materially and adversely affect our future operations and profitability.
Operating Hazards, Risks and Insurance
The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include environmental hazards, industrial accidents, explosions and third-party accidents, the encountering of unusual or unexpected geological formations, ground falls and cave-ins, mechanical failure, unforeseen metallurgical difficulties, power interruptions, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions or civil unrest. These occurrences could result in environmental damage and liabilities, work stoppages, delayed production and resultant losses, increased production costs, damage to, or destruction of, mineral properties or production facilities and resultant losses, personal injury or death and resultant losses, asset write downs, monetary losses, claims for compensation of loss of life and/or damages by third parties in connection with accidents (for loss of life and/or damages and related pain and suffering) that occur on company property, and punitive awards in connection with those claims and other liabilities.
It is not always possible to fully insure against such risks, and we may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of our securities. Even if we are able to obtain insurance against these risks, liabilities that we incur may exceed the policy limits of insurance coverage or may not be covered by insurance, in which event we could incur significant costs that could adversely impact our business, operations, potential profitability or value. We are reliant upon the expertise and performance of both our own personnel and certain third parties, such as consultants and engineers. Even if we are able to attract and retain qualified personnel, as well as qualified consultants, to manage our interests, people are fallible and human error could result in significant uninsured losses to us. These could include loss or forfeiture of mineral interests or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort we might undertake and legal claims for errors or mistakes by our personnel or third party experts. In regards to political risks, we do not maintain and does not intend to purchase political risk insurance for our operations in Guatemala or Peru.
Illegal and Artisanal Miners
Mining by illegal and artisanal miners (small-scale or subsistence miners) occurs in the area of the Shahuindo Mine. Activity by artisanal and illegal miners could interfere with our operations and could lead to conflicts

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

between the artisanal or illegal miners and our employees, local communities, local governments or law enforcement officials. These activities could also cause damage to the Shahuindo Mine, including pollution, environmental damage, fires, or personal injury or death, for which we could potentially be held responsible. The presence of artisanal and illegal miners could lead to project delays and disputes regarding the development or operation of gold deposits. Artisanal and illegal mining could also result in mine stoppages, environmental issues and could have a material adverse effect on our results of operations or financial condition.
Mine Concentrate Transportation and Marketing Risk
Gold doré and mineral concentrates containing combinations of silver, gold, lead and zinc are produced at our Mines and loaded onto highway road vehicles for transport to sea ports for export to foreign smelters in markets such as Asia, Europe and North America. This type of process involves certain environmental and financial risks. We could be subject to potential significant increases in road and maritime transportation charges and treatment and refining charges. Transportation of such doré and mineral concentrates is also subject to numerous risks including, but not limited to, delays in delivery of shipments, road blocks, terrorism, criminal activities, civil unrest, weather conditions and environmental liabilities in the event of an accident or spill. We could be subject to limited smelter availability and capacity and could also face the risk of a potential interruption of business from a third party beyond our control, which in both cases could have a material adverse effect on our operations and revenues. There is no assurance that smelting, refining or transportation contracts for our Mine’s products will be entered into and/or renewed on acceptable terms. If we are unable to effectively sell our doré or smelt our mine concentrates on acceptable terms our financial position, cash flow and results of operations could be adversely affected.
Mineral Resource and Mineral Reserve Calculations are Only Estimates
Any figures presented by us for Mineral Resources and Mineral Reserves are only estimates. There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves. Until Mineral Resources or Mineral Reserves are actually mined and processed, the quantity of metal and grades must be considered estimates only and no assurances can be given that the predicted levels of metals will be produced. The estimating of Mineral Resources and Mineral Reserves includes a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, Mineral Resource and Mineral Reserve estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. In addition, such estimates are based on certain assumptions regarding commodity prices, costs and other factors that may prove to be inaccurate. For example, a material and sustained decline in the prices of silver or gold could require us to reassess our Mineral Reserve estimates, which could impact the feasibility or value of our mineral properties.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Estimated Mineral Resources or Mineral Reserves may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence resource or reserve estimates. The extent to which Mineral Resources may be reclassified as Proven Mineral Reserves or Probable Mineral Reserves depends upon the demonstration of their profitable recovery, among other criteria. Proven Mineral Reserves and Probable Mineral Reserves may not be profitable in the future due to market price fluctuations, increased production costs, reduced recovery rates, or other factors. A reduction in Mineral Resources or Mineral Reserves could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.
Infrastructure
Mining activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect capital and operating costs. If adequate infrastructure becomes unavailable in the future there can be no assurance that operations will achieve the anticipated production volume; or that the anticipated ongoing operating costs to operate our mines or to construct our projects will not be higher than anticipated. Furthermore, unusual or infrequent weather phenomena, sabotage, government neglect or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations and profitability.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Energy
We consume energy in mining activities, primarily in the form of diesel fuel and electricity. As our properties are in remote locations and energy is generally a limited resource, we face the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy, including sufficient supplies of diesel fuel that are essential to the operation of our mines, such as the Escobal Mine, may not be available which could have a material adverse effect on operations and profitability.
Water Supplies
Our mining operations require significant quantities of water for mining, ore processing and related support facilities. In particular, our properties in Peru and Guatemala are in areas where water is scarce and competition among users for continuing access to water is significant. Continuous production and mine development is dependent on our ability to acquire and maintain water rights and claims and to defeat claims adverse to current water uses in legal proceedings. Although each of our operating mines currently has sufficient water rights and claims to cover our operational demands, we cannot predict the potential outcome of pending or future legal proceedings relating to water rights, claims and uses. Water shortages may also result from weather or environmental and climate impacts out of our control. Shortages in water supply could result in production and processing interruptions. In addition, the scarcity of water in certain regions could result in increased costs to obtain sufficient quantities of water to conduct our operations. The loss of some or all water rights, in whole or in part, or ongoing shortages of water to which we have rights or significantly higher costs to obtain sufficient quantities of water (or the failure to procure sufficient quantities of water) could result in our inability to maintain production at current or expected levels, require us to curtail or shut down mining production and could prevent us from pursuing expansion or development opportunities, which could adversely affect our results of operations and financial condition. Laws and regulations may be introduced in some jurisdictions in which we operates which could also limit access to sufficient water resources, thus adversely affecting our operations.
Employee Recruitment and Retention
Recruiting and retaining qualified personnel is critical to our success. We are dependent on the services of key executives and other highly skilled personnel focused on managing our interests. The number of persons skilled in the acquisition, development, and operation of mining properties is limited and competition for such persons is intense. As our business activity grows, we will require additional key financial, administrative, geologic and mining personnel as well as additional operations staff. There is no assurance that we will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If we are not successful in attracting, training and retaining qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.
Adverse General Economic Conditions
Market events and conditions, including the disruptions in the international credit markets and other financial systems, in China, Japan and Europe, along with political instability in the Middle East and Russia and falling currency prices expressed in United States dollars have resulted in commodity prices remaining volatile. These conditions have also caused a loss of confidence in many of the global credit markets in which we operate, resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile. These events are illustrative of the effect that events beyond our control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect our business.
Competition for New Properties
An element of our business strategy is to make selected acquisitions. We expect to continue to evaluate acquisition opportunities on a regular basis and intend to pursue those opportunities that we believe are in our long-term best interests. There is a limited supply of desirable mineral lands available in areas where we would consider conducting exploration or development activities. Because we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable. In addition, competition in the mining business for limited sources of capital could adversely impact our ability

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

to acquire and develop suitable mining properties, development projects, producing companies or properties having significant exploration potential. As a result, there is no assurance that we will be able to acquire additional mining properties.
The success of any acquisition that we make will depend upon our ability to effectively manage the operations of entities we acquire and to realize other anticipated benefits. Ultimately, any acquisitions would be accompanied by risks, which could include:

•	a significant change in commodity prices after we have committed to complete the transaction and established the purchase price or exchange ratio;

•	a material ore body could prove to be below expectations;

•	difficulty in integrating and assimilating the operations and workforce of any acquired companies;

•	realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise;

•	maintaining uniform standards, policies and controls across the organization;

•	disruption of our ongoing business and our relationships with employees, suppliers, contractors and other stakeholders as we integrate the acquired business or assets;

•	the acquired business or assets may have unknown liabilities which may be significant;

•	delays as a result of regulatory approvals;

•	and exposure to litigation (including actions commenced by shareholders) in connection with the transaction.
The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that we will be able to successfully manage the operations of businesses we acquire or that we achieve the anticipated benefits of our acquisitions. Any material issues that we encounter in connection with an acquisition could have a material adverse effect on our business, results of operations and financial position.
May Not Realize Benefits of Growth Projects
As part of our strategy, we will continue our efforts regarding the development and operation of our respective projects. A number of risks and uncertainties are associated with the development and operation of these types of projects, including political, regulatory, design, construction, labor, operating, technical and technological risks and, uncertainties relating to capital and other costs and financing risks. The level of production and capital and operating cost estimates relating to the expanded portfolio of projects are based on certain assumptions and are inherently subject to significant uncertainties.
Suppliers
Certain raw materials and supplies used in connection with our operations are obtained from a sole or limited group of suppliers (including, for example, truck tires and sodium cyanide). An increase in global demand for such resources and a corresponding decrease in the supplier’s inventory would likely cause unanticipated cost increases, an inability to obtain adequate supplies and delays in delivery times, thereby adversely impacting operating costs, capital expenditures and production schedules. If a supplier is unable to adequately meet our requirements over a significant period of time and we are unable to source an alternate third party supplier on reasonable commercial terms, this could have a material adverse effect on our business, results of operations and financial condition.
Changes in Climate Conditions
Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, we expect that this will result in increased costs at some of our operations. In addition, the physical risks of climate change may also have an adverse effect on our operations. These risks include the following: (1) Sea level rise: Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce to our operations and products from those operations to world markets; (2) Extreme weather events: Extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt operations at our mines. Extended disruptions to supply lines could result in interruption to production; (3) Resource shortages: our facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, our production efficiency is likely to be reduced.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on our operations and profitability.
Claims and Legal Proceedings
We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees, claims that purport to be class actions and claims relating to our licenses and permits. We and certain of our officers and directors have been named in several purported class action claims alleging violations of Section 10(b) and Section 20(a) of the US Exchange Act and Rule 10b-5 promulgated thereunder. The lawsuits were filed following the issuance of a provisional decision by the Guatemalan Supreme Court suspending the Escobal mining license issued to our subsidiary, MSR, based upon the allegation that the MEM violated the Xinka indigenous people’s right of consultation. These matters may give rise to legal uncertainties or have unfavourable results and divert management’s attention and resources. In addition, we may be involved in disputes with other parties in the future that may result in litigation or unfavourable resolution which could materially adversely impact our financial position, cash flow and results of operations.
Conflicts of Interest
Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there is a possibility that a conflict could arise for such directors and officers. Any Company-related decision made by any of these directors and officers should be made in accordance with their duties and obligations to deal fairly and in good faith and to act in the best interests of the Company and our shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in our Code of Business Conduct, the Business Corporations Act (British Columbia) and other applicable laws.
Operating Through Foreign Subsidiaries
We conduct operations through foreign (including Guatemalan and Peruvian) subsidiaries, and a majority of our assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict our ability to fund our operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on our valuation and stock price.
Cyber Threats and Attacks
Attacks on our information technology (“IT”) systems (or on systems of key third parties on which we rely), failure or non-availability of a key IT system or industrial control system (“ICS”) whether intentional or not, could result in disruptions to our operations, personal injury, property damage or financial or reputational risks. As the cyber threat landscape is ever changing, our primary focus includes: evaluating risk-prioritized controls, policies and procedures to protect against known and emerging threats; tools to provide automated monitoring and alerting; and disaster and backup recovery systems to restore systems and return to normal operations. There can be no assurance that our systems will be effective in protecting against these types of threats and new threats that are constantly evolving.
As cyber threats continue to emerge, we may also be required to expend additional resources to continue to modify, enhance or refine protective measures and/or investigate and remediate any security vulnerabilities and processes.
Failure to Comply with Anti-Bribery and Anti-Corruption Laws
Our activities are subject to a number of laws that prohibit various forms of corruption, including local laws that prohibit both commercial and official bribery and anti-bribery laws that have a global reach. The increasing number and severity of enforcement actions in recent years present particular risks with respect to our business activities, to the degree that any employee or other person acting on our behalf might offer, authorize, or make an improper payment to a foreign government official, party official, candidate for political office, or political party, an employee of a foreign state-owned or state-controlled enterprise, or an employee of a public international organization. A failure to comply with anti-bribery and anti-corruption laws could have an adverse impact on our reputation, future profitability and financial condition.
Failure to Maintain Effectiveness of Internal Control Over Financial Reporting

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to our management, as appropriate, to allow timely decisions regarding required decisions. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Our failure to satisfy the requirements of applicable securities laws on an ongoing, timely basis, including as a result of any difficulties we encounter in integrating various acquisitions disclosure controls and procedures and internal controls over financial reporting with our existing procedures and controls could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common shares.
In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Any of these factors could have a material adverse effect on our results of operations, cash flows and financial position.
Reputation Risk
As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to our handling of environmental matters or our dealings with community groups), whether true or not. We place a great emphasis on protecting our image and reputation, but we do not ultimately have direct control over how we are perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to our overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Risks Relating to Our Common Shares

Market Price of Shares and Volatility
Tahoe’s common shares are listed on the TSX and NYSE. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to a company’s financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of Tahoe’s common shares is also likely to be significantly affected by adverse business developments and short-term changes in gold, silver or other mineral prices or in Tahoe’s financial condition or results of operations. Other market-related factors unrelated to the Company’s performance that may affect the price of the common shares include the following:

•	the extent of analytical coverage available to investors concerning Tahoe’s business may be limited if investment banks with research capabilities do not follow the Company;

•	decreases in trading volume and general market interest in the common shares may affect an investor’s ability to trade significant numbers of common shares;

•	the size of Tahoe’s public float may limit the ability of some institutions to invest in common shares; and

•
a substantial decline in the price of the common shares that persists for a significant period of time could cause the common shares, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

The market price of the common shares is also affected by many other variables which are not directly related to Tahoe’s success and are, therefore, not within its control. These include other developments that affect the market for all resource sector securities, including short-term changes in gold and silver prices, the breadth of the public market for Tahoe’s common shares and the attractiveness of alternative investments.
These factors, among others, could have an adverse impact on the market price of Tahoe’s common shares. Securities class action litigation often has been brought against companies following adverse business announcements or periods of volatility in the market price of their securities, such as the purported class action

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

lawsuits that were filed against Tahoe and certain of its officers and directors following the issuance of a provisional decision by the Guatemalan Supreme Court suspending the Escobal mining license issued to Tahoe’s subsidiary, Minera San Rafael, based upon the allegation that MEM violated the Xinka indigenous people’s right of consultation. Tahoe may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Foreign Private Issuer Exemptions
Because we are a foreign private issuer under the US Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: the rules under the US Exchange Act requiring the filing of annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; the sections of the US Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the US Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the selective disclosure rules by issuers of material non-public information under Regulation FD; and the requirement to reflect scientific and technical information pursuant to SEC Industry Guide 7.
While we file and furnish to the SEC information that we prepare and make public in accordance with Canadian securities laws, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, investors may not be afforded the same protections or information which would be made available to investors investing in a U.S. domestic issuer.
Loss of Foreign Private Issuer Status
We may in the future lose our foreign private issuer status if a majority of our shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (1) a majority of our directors or executive officers are U.S. citizens or residents; (2) a majority of our assets are located in the United States; or (3) our business is administered principally in the United States. At the present time, half of our directors reside in the United States and our business is administered principally from Nevada. The regulatory and compliance costs incurred under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If we are not a foreign private issuer, we would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. This could result in significant additional costs and expenses.

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROLS OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer (“CEO”) and the Vice-President and Chief Financial Officer (“CFO”), is responsible for the design of disclosure controls and procedures and internal controls over financial reporting (“ICFR”). Having assessed the effectiveness of the Company’s disclosure controls and procedures, the CEO and CFO believe that the disclosure controls and procedures are effective at a reasonable assurance level as at February 22, 2018.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including ICFR. To design and evaluate its ICFR, the Company used the Internal Control – Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”).

The Company’s ICFR include policies and procedures that: (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of its assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

are incurred only in accordance with authorization of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on its financial statements.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures.

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management assessed the effectiveness of the Company’s ICFR as of December 31, 2017, based on the criteria set forth in the 2013 COSO Framework and concluded that the Company’s ICFR was effective to provide reasonable assurance that financial information was recorded, processed, summarized and reported in a timely manner as of December 31, 2017.

CAUTIONARY NOTE REGARDING INTERNAL CONTROLS

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

TECHNICAL INFORMATION

Charles Muerhoff, Vice President Technical Services and Qualified Person as defined in National Instrument 43-101 has reviewed and approved the scientific and technical information contained in this MD&A.
Mineral Resource estimates reported herein have been classified as Measured, Indicated or Inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. The Mineral Resource estimates were prepared in accordance with NI 43-101, and classifications adopted by the CIM Council.

Mineral Reserve estimates reported herein are based on known inputs that include metallurgical performance, taxation/royalty obligations, geologic and geotechnical characterization, operational costs, and other economic parameters. The Company is not currently aware of any known factors that are reasonably likely to have a negative material impact on the Company’s Mineral Reserves. The Mineral Reserve estimates were prepared in accordance with NI 43-101 and classifications adopted by the CIM Council. Mineral Resources are inclusive of Mineral Reserves.

Escobal Mine

The basis of the Mineral Resource and Mineral Reserve estimates for the Escobal mine is from Escobal Mine Guatemala NI 43-101 Feasibility Study, dated November 5, 2014. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by subtracting mine depletion volumes from the Mineral Resource and Mineral Reserve estimates stated in the aforementioned technical report.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

ESCOBAL MINERAL RESOURCES AS OF JANUARY 1, 2018
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Measured	4.8	374	0.33	0.68	1.20	58	51	33	58
Indicated	36.3	271	0.29	0.62	1.02	317	337	224	369
Measured + Indicated	41.1	283	0.29	0.62	1.04	375	388	256	427
Inferred	1.9	180	0.90	0.22	0.42	11	54	4	8
Mineral Resources are reported using a 100 g/t silver-equivalent cut-off grade calculated using metal prices of $20.00/oz, silver, $1,300.00/oz gold, $1.00/lb lead and $1.10/lb zinc.

ESCOBAL MINERAL RESERVES AS OF JANUARY 1, 2018
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Proven	2.5	486	0.42	1.02	1.75	40	34	26	44
Probable	22.1	316	0.34	0.77	1.25	225	244	170	276
Proven + Probable	24.7	334	0.35	0.79	1.30	264	278	196	320

Mineral Reserves as of January 1, 2018 were calculated by applying an updated mine plan to the Mineral Resource estimate stated in the Escobal Feasibility Study taking into account mining depletion through the end of 2017.

Cut-off grades to define the January 1, 2018 Mineral Reserves were calculated from the NSR value of the resource model blocks contained within the life-of-mine plan minus the production cost to account for variability in mining method and metallurgical response. Metal prices used to determine the NSR value were $20.00 per ounce silver, $1,300.00 per ounce gold, $1.00 per pound lead and $1.10 per pound zinc. Actual mining, processing and general and administrative (G&A) costs, metallurgical performance and smelter contract rates from the Escobal Mine were used to derive operating costs used in the reserve calculation.

La Arena Mine

The basis of the Mineral Reserve estimate for the La Arena mine is from La Arena Project, Peru Technical Report (NI 43-101), dated February 27, 2015. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by applying the mine topographic surface at January 1, 2018 to an updated Mineral Resource estimate completed July 1, 2017.

Material Type	Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Oxide	Measured	0.3	0.38	3.3
	Indicated	49.6	0.40	640.2
	Measured + Indicated	49.9	0.40	643.5
	Inferred	0.4	0.32	4.3

The oxide resource is reported at a cut-off grade of 0.10 g/t Au within an optimized undiscounted cash flow pit shell using a metal price of $1,400/oz Au and actual costs experienced at the La Arena Mine.

LA ARENA MINE MINERAL RESERVES AS OF JANUARY 1, 2018
Material Type	Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Oxide	Proven	0.3	0.38	3
	Probable	43.7	0.40	565
	Proven + Probable	44.0	0.40	568

Oxide Mineral Reserves for the La Arena Mine are reported at a 0.10 g/t gold cut-off grade and have been constrained to the final pit design based on an optimized pit shell using $1,200 per ounce gold and actual

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

operating costs incurred. As the resource block model is a diluted block model, no additional dilution or mining losses were applied. The life-of-mine strip ratio is 1.9 (waste:ore).

Shahuindo Mine

The basis of the Mineral Reserve estimate for the Shahuindo mine is from the NI 43-101 Technical Report on the Shahuindo Mine, Cajabamba, Peru, dated January 25, 2016. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by applying the mine topographic surface at January 1, 2018 to an updated Mineral Resource estimate completed July 1, 2017.

SHAHUINDO MINERAL RESOURCES AS OF JANUARY 1, 2018
Material Type	Classification	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	Measured	89.1	0.47	5.9	1,358	16,807
	Indicated	67.6	0.42	5.1	921	11,122
	Measured + Indicated	156.7	0.45	5.5	2,278	27,929
	Inferred	13.4	0.41	4.5	177	1,925
Sulfide	Inferred	97.4	0.74	14.4	2,323	45,055
Total	Measured	89.1	0.47	5.9	1,358	16,807
	Indicated	67.6	0.42	5.1	921	11,122
	Measured + Indicated	156.7	0.45	5.5	2,278	27,929
	Inferred	110.8	0.70	13.2	2,500	46,980

The Shahuindo Mineral Resources are reported using a gold cut-off grade for oxide material of 0.15 g/t. Oxide resources are reported within a $1,400/oz gold optimized pit shell. The sulfide Mineral Resources at Shahuindo are classified entirely as Inferred due to limited metallurgical characterization and wider drill spacing than in the oxide portion of the deposit. There have been no economic or mining studies of the sulfide portion of the Shahuindo deposit completed to date; the Inferred sulfide Mineral Resource is reported at a 0.5 g/t gold-equivalent cut-off grade using a silver-to-gold ratio of 80.

SHAHUINDO MINERAL RESERVES AS OF JANUARY 1, 2018
Material Type	Classification	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	Proven	77.9	0.48	5.9	1,203	14,756
	Probable	49.9	0.44	5.2	704	8,384
	Proven + Probable	127.8	0.46	5.6	1,907	23,140

Oxide Mineral Reserves were reported at a 0.18 g/t gold cut-off grade and have been constrained to the final pit design based on an optimized pit shell using US$1,200/oz gold and actual operating costs incurred. The Mineral Reserves were calculated from Measured and Indicated oxide Mineral Resources only and include 5% dilution and mining losses of 2%. The life-of-mine strip ratio is 1.1 (waste:ore). There are no sulfide Mineral Reserves reported for Shahuindo.

Timmins West Mine

The basis of the Timmins West Mine Mineral Resources and Mineral Reserves is from NI 43-101 Technical Report, Timmins West Mine, Timmins, Ontario, Canada, dated September 20, 2017.  Mineral Resources and Mineral Reserves for the Timmins West Mine reported at January 1, 2018 were calculated by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

TIMMINS WEST MINE MINERAL RESOURCES AS OF JANUARY 1, 2018
Deposit	Classification	Tonnes (k)	Gold (g/t)	Gold (koz)
Timmins	Measured	—	—	—
	Indicated	1,256	4.46	180
	Measured & Indicated	1,256	4.46	180
	Inferred	357	4.32	50
Thunder Creek	Measured	0	0	0
	Indicated	1,107	3.39	121
	Measured & Indicated	1,107	3.39	121
	Inferred	39	2.61	3
144 Gap(1)	Measured	247	4.86	39
	Indicated	4,751	3.82	584
	Measured & Indicated	4,998	3.88	623
	Inferred	695	3.60	81
Total Timmins West Mine	Measured	247	4.86	39
	Indicated	7,114	3.87	885
	Measured & Indicated	7,361	3.90	923
	Inferred	1,091	3.80	133

The Timmins West Mine Mineral Resources are reported as in situ resources using a gold cut-off grade of 1.5 g/t.

TIMMINS WEST MINE MINERAL RESERVES AS OF JANUARY 1, 2018
Deposit	Classification	Tonnes (k)	Gold (g/t)	Gold (koz)
Timmins	Proven	0	0	0
	Probable	984	3.59	114
	Proven + Probable	984	3.59	114
Thunder Creek	Proven	0	0	0
	Probable	466	2.89	43
	Proven + Probable	466	2.89	43
144 Gap	Proven	407	3.61	47
	Probable	4,605	3.03	449
	Proven + Probable	5,012	3.08	496
Total Timmins West Mine	Proven	407	3.61	47
	Probable	6,055	3.11	606
	Proven + Probable	6,462	3.15	654

Mineral Reserves were calculated by applying the life-of-mine plan at January 1, 2018 to the Measured and Indicated Mineral Resources using a gold price of $1,275/oz and a gold cut-off grade of 2.0 g/t. Mineral Reserves are supported by a mine plan that features variable stope thicknesses designed on the updated Mineral Resource model using operating costs of US$78.64 per tonne ore with 95% mining recovery, external dilution of 15% and metallurgical recovery of 97%.

Bell Creek Mine

The basis of the Mineral Resource and Mineral Reserve estimates for the Bell Creek mine is from NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada, dated March 27, 2015. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

BELL CREEK MINERAL RESOURCES AS OF JANUARY 1, 2018
Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Measured	1.2	4.43	167
Indicated	4.1	4.27	569
Measured & Indicated	5.3	4.31	736
Inferred	3.0	4.36	415

The Bell Creek Mineral Resources are reported as in situ resources using a gold cut-off grade of 2.2 g/t.

BELL CREEK MINERAL RESERVES AS OF JANUARY 1, 2018
Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Proven	0.5	3.90	68
Probable	1.9	4.12	246
Proven & Probable	2.4	4.07	315

Mineral Reserves were calculated by applying the life-of-mine plan at January 1, 2018 to the Measured and Indicated Mineral Resources using a long-term gold price of $1,275/oz and reported at a gold cut-off grade of 2.3 g/t. Mineral Reserves are supported by a mine plan that features variable stope thicknesses designed on the Mineral Resource model using operating costs of $87.42 per tonne ore with 95% mining recovery, external dilution of 16% and metallurgical recovery of 94.5%.

Whitney

The Mineral Resource estimate for the Whitney project is from Technical Report and Resource Estimate on the Upper Hallnor, C-Zone, and Broulan Reef Deposits, Whitney Gold Property, Timmins Area, Ontario, Canada, dated February 26, 2014. The Mineral Resource estimate for Whitney, with an effective date of February 26, 2014, is summarized below:

WHITNEY MINERAL RESOURCES
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Measured	1.0	7.02	218
Indicated	2.3	6.77	491
Measured + Indicated	3.2	6.85	709
Inferred	1.0	5.34	171

The Whitney Mineral Resource estimate is reported using a gold cut-off grade of 3.0 g/t, which was derived using a gold price of $1,200/oz, operating costs of $96.75/tonne milled, mining dilution of 20% and process recovery of 95%. There are no Mineral Reserves reported for the Whitney property.

Gold River

The Mineral Resource estimate for the Gold River project is from Technical Report on the Update of Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins, Ontario, Canada, dated April 5, 2012, with an effective date of April 5, 2012. The Gold River Mineral Resource estimate is summarized below:

GOLD RIVER MINERAL RESOURCES
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Indicated	0.7	5.29	117
Inferred	5.3	6.06	1,028

The Gold River Mineral Resource estimate is reported using a gold cut-off grade of 2.0 g/t, which was derived using a gold price of $1,200/oz, operating costs of $82.00/tonne milled and process recovery of 85%. A minimum thickness of two meters was used to constrain the reported Mineral Resources. There are no Measured Mineral Resources nor Mineral Reserves reported for the Whitney property.

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Juby

The Mineral Resource estimate for the Juby project is from Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario, dated February 24, 2014, with an effective date of February 24, 2014. The Juby Mineral Resource estimate is summarized below:

JUBY MINERAL RESOURCES
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Indicated	26.6	1.28	1,090
Inferred	96.2	0.94	2,909

Mineral Resources are reported as in situ resources using a gold cut-off grade of 0.40 g/t. There are no Measured Mineral Resources nor Mineral Reserves reported for the Juby property.

Fenn-Gib

The Mineral Resource Estimate for the Fenn-Gib project is from Fenn-Gib Resource Estimate Technical Report, Timmins Canada, dated November 17, 2011, with an effective date of November 17, 2011. The Fenn-Gib Mineral Resource estimate is summarized below:

FENN-GIB MINERAL RESOURCES
Resource Classification		Tonnes (M)	Gold (g/t)	Gold (koz)
Inside Pit Shell	Indicated	40.8	0.99	1,300
	Inferred	23.3	0.90	670
Below Pit	Indicated	0.04	1.89	2
	Inferred	1.2	1.90	80
All Material	Indicated	40.8	0.99	1,300
	Inferred	24.5	0.95	750

Nearly all of the Indicated Mineral Resources and approximately 90% of Inferred Mineral Resources are reported within a $1,190/oz gold pit shell using a gold cut-off grade of 0.50 g/t, operating costs of US$13.00/tonne ore and process recovery of 85%. The remaining Indicated and Inferred Mineral Resources which are occur below the pit limits are reported using a gold cut-off grade of 1.5 g/t. There are no Measured Mineral Resources nor Mineral Reserves reported for the Fenn-GIb property.

Marlhill

The Marlhill Mineral Resource estimate is from Technical Report on the Marhill Project, Hoyle Township, Timmins, Ontario, Canada, March 1, 2011, with an effective date of March 1, 2011. The Marlhill Mineral Resource estimate is summarized below:

MARLHILL MINERAL RESOURCES
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Indicated	0.4	4.52	57

Mineral Resources are reported as in situ resources using a gold cut-off grade of 0.2.9 g/t and a minimum width of two meters. The cut-off grade was determined using a gold price of $1,125/oz, operating costs of C$100/tonne and metallurgical recovery of 90%. There are no Measured or Inferred Mineral Resources nor Mineral Reserves reported for the Marlhill property.

Vogel/Schumacher

The Vogel/Schumacher Mineral Resource estimate is from Technical Report on the Initial Mineral Resource Estimate for the Vogel/Schumacher Deposit, Bell Creek Complex, Hoyle Township, Timmins, Ontario, Canada,

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

June 14, 2011, with an effective date of June 14, 2011. The Vogel/Schumacher Mineral Resource estimate is summarized below:

VOGEL/SCHUMACHER MINERAL RESOURCES
Resource Classification		Tonnes (M)	Gold (g/t)	Gold (koz)
Inside Pit Shell	Indicated	2.2	1.75	125
	Inferred	0.7	1.43	32
Below Pit	Inferred	0.8	5.56	137
All Material	Indicated	2.2	1.75	125
	Inferred	1.5	3.60	169

Mineral Resources labeled as ‘Inside Pit Shell’ are those resources which occur inside an optimized pit shell developed using a gold price of $1,150/oz, operating costs of $24.75/tonne and process recovery of 95%. ‘Inside Pit Shell’ Mineral Resources are reported at a gold cut-off grade of 0.63 g/t. Mineral Resources which occur below the pit shell are reported using a gold cut-off grade of 2.9 g/t. There are no Measured Mineral Resources nor Mineral Reserves reported for the Vogel/Schumacher property.

Technical terms used in this MD&A but not otherwise defined herein are as described in the Company’s AIF available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “guidance”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements include, but are not limited to, statements related to the following: in regards to the status of the appeals to the Guatemalan Constitutional Court (i) of the decision by the Supreme Court of Guatemala ordering MEM to conduct consultation with indigenous populations in certain designated locations in and around the Escobal Mine, (ii) of the decision by the Supreme Court of Guatemala reinstating the Company’s mining license in respect of the Escobal mine, and (iii) relating to Escobal’s export credential, the timing for such appeals to be decided and the likelihood of adverse decisions by the Constitutional Court; the timing and results of other court proceedings; the timing and likelihood of resolving the road blockage affecting the Escobal mine; timing and possible outcome of pending litigation; the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates; production and cost targets for the Company’s gold operations in 2018 of 400,000 to 475,000 ounces of gold, total cash costs of $725 to $775 per ounce and all-in sustaining costs of $1,000 to $1,100 per ounce, as well as estimated 2018 production, cash costs, all-in sustaining costs, project capital, sustaining capital and exploration expenditures on a per gold mine basis; the Company’s goal to reach and sustain 18-21 million ounces of silver production and 500 - 550 thousand ounces of gold production annually; the continued evaluation of the La Arena II project and the economic analysis provided in the PEA, including the timeline and estimated capital required and the assessment of financial and strategic options; multi-year gold guidance (2018 to 2020) relating to gold ounces produced, total cash costs per ounce gold produced net of by-product credits, all-in sustaining costs per ounce gold produced net of by-product credits, sustaining and project capital expenditures, corporate general and administration expenses, and exploration expenses; the expectation of meeting production targets; growing gold production to over one half million ounces in 2019; the timing and cost of the design, procurement, construction and commissioning of the 24,000 tpd crushing and agglomeration circuit at Shahuindo, as well as the expansion of the Shahuindo mine to a production capacity of 36,000 tpd with commissioning by mid-year 2018 and achieving the full 36,000 tpd production rate by the end of 2018 providing an expected 80% ultimate recovery, in line with the pre-feasibility

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

study; the expectation of achieving ultimate overall gold recovery at Shahuindo of 67% for run-of-mine material; the timing of the receipt of permits at Shahuindo; the timing for construction of Pad 2B at Shahuindo and the commencement of production at Pad 2B in Q3 2018; the estimated cost and timing of completion of the Bell Creek shaft project and tailings pond expansion; care and maintenance plans at Escobal; providing further updates to guidance when additional information regarding the Escobal license is available; expected working capital requirements; the sufficiency of capital resources and the consideration of alternative financing arrangements to meet strategic needs; the expected depreciation and depletion rates; exploration and review of prospective mineral acquisitions; the anticipated timing of updated Mineral Resource and Mineral Reserve estimates; the timing for completion of the underground dewatering project at Escobal; the cost and timing of sustaining capital projects; and the timing, costs, results and impacts of purported class action lawsuits filed against the Company and certain of its officers and directors.
Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to operate and implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins Mines; studies and development efforts on the La Arena II deposit; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the availability and sufficiency of power and water for operations; the timely receipt of permits and other approvals; the successful outcomes of consultations with indigenous populations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; the ability to resolve the protests and road blockages of the Escobal Mine; the timing and amount of foregone taxes and royalties; the timing and likelihood of further workforce reductions; the timing and ability of the Company to resume operations in the event the suspension of the mining license to Minera San Rafael for the Escobal Mine is lifted and all licenses, permits and credentials affecting the operation of the Company’s mines, including the Escobal Mine, are renewed or re-issued and all roadblocks are resolved, and relationships with the Company’s partners, including employees, vendors and community populations are maintained or effectively managed; the Company’s ability to obtain financing as and when required and on reasonable terms; and the Company’s ability to continue to comply with the terms of the credit agreements with its lenders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; un-appealable judicial decisions; the uncertainty in the estimation of Mineral Resources and Mineral Reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power; and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation. For a more detailed discussion of risks relevant to the Company, see “Description of Tahoe’s Business - Risk Factors Relating to Tahoe’s Business” and “- Risk Factors Relating to Tahoe’s Shares” in the Company’s Annual Information Form and Form 40-F, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to

Management’s Discussion and Analysis
For the Years Ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.

CAUTIONARY NOTE TO INVESTORS IN THE UNITED STATES
REGARDING RESOURCES AND RESERVES

The Mineral Resource and Mineral Reserve estimates contained in this MD&A have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody difference approaches and definitions. For example, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A containing descriptions of the Tahoe’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.